

EASTGROUP
PROPERTIES

ANNUAL REPORT 2006


percentage
40%
35%
30%
25%
20%
15%
10%
5%
0
1
3
5
10
15
years
AVERAGE ANNUAL TOTAL RETURN PERFORMANCE


DAVID H. HOSTER II

"Value creation and consistency are important measures of a company's success. Total average annual returns to EastGroup shareholders have been 20% or greater for each of the past one, three, five, ten and fifteen year periods."

FINANCIAL HIGHLIGHTS

		2006	2005	2004
Operations ($ in thousands, for year ended December 31)				
Revenues	$	133,878	121,820	109,732
Net income available to common stockholders	$	26,610	19,567	20,703
Funds from operations	$	63,749	57,733	52,576
Property Portfolio (at year end)				
Real estate properties, at cost	$	1,088,896	1,021,841	887,506
Total assets	$	911,787	863,538	768,664
Total debt	$	446,506	463,725	390,105
Stockholders' equity	$	418,797	364,864	351,806
Number of real estate properties		181	180	171
Square feet of real estate properties		21,808,000	21,736,000	20,484,000
Common Share Data				
Net income available to common stockholders per diluted share	$	1.17	.89	.98
Funds from operations per diluted share	$	2.81	2.64	2.49
Dividends per share	$	1.96	1.94	1.92
Shares outstanding (in thousands at year end)		23,701	22,031	21,059
Share price (at year end)	$	53.56	45.16	38.32
(in thousands at year end) Diluted shares for earnings per share and funds from operations		22,692	21,892	21,088

ACCOMPLISHMENTS

Total return to shareholders of 23% for 2006 and an average annual total return of 20% or greater for the past three, five, ten and fifteen year periods

14th consecutive year of dividend growth and paid 108th consecutive quarterly dividend.

Funds from Operations of $63.7 million or $2.81 per share—an increase of 6.4%.

Year-end property occupancy of 95.9%.

Development program of 19 properties with projected investment of $108 million.

Equity market capitalization in excess of $1.3 billion and total market capitalization of $1.7 billion.

EASTGROUP STRATEGY

Increasing shareholder value through targeted development, recycling of capital and internal growth.

Submarket driven investments where location sensitive tenants want to be.

Clustering of multi-tenant, business distribution properties around transportation features.

Diversification in Sunbelt growth markets.

PORTFOLIO BY STATE

(COST)

by percentage as of 2/28/07



30%
29%
19%
10%
12%
Florida
Texas
California
Arizona
Other



San Francisco
Fresno
Denver
Santa Barbara
Los Angeles
San Diego
Phoenix
Tucson
El Paso
San Antonio
Dallas
Houston
Jackson
New Orleans
Charlotte
Jacksonville
Orlando
Tampa
Ft. Myers
Ft. Lauderdale/
Palm Beach

■ *Properties* ▲ *Development* *Corporate Headquarters* *Regional Offices*

PROJECTED POPULATION GROWTH

growth greater than 11% over the next 10 years



EASTGROUP FOUR CORE STATES

EASTGROUP PROFILE

EastGroup Properties, Inc. is a self-administered equity real estate investment trust focused on the development, acquisition and operation of industrial properties in major Sunbelt markets throughout the United States with an emphasis in the states of Florida, Texas, Arizona and California. The Company's strategy for growth is based on its property portfolio orientation toward premier business distribution facilities clustered near major transportation features in supply constrained submarkets. EastGroup's portfolio currently includes 22.1 million square feet with an additional 1,458,000 square feet under development.

The Company, which was organized in 1969, is a Maryland corporation and adopted its present name when the current management assumed control in 1983. The Company completed secondary common share underwritings in 1994, 1997, 2005 and 2006, direct placements of common shares in 1997 and 2003 (May and November), a perpetual preferred share underwriting in 1998 (redeemed in 2003), a direct placement of convertible preferred shares in 1998 (converted to common shares in 2003), and a direct placement of perpetual preferred shares in 2003. Four public REITs have been merged into EastGroup—Eastover Corporation in 1994, LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998.

EastGroup's common shares and Series D preferred shares are traded on the New York Stock Exchange under the symbols "EGP" and "EGP PrD," respectively. The Company's common shares are included in the S & P Smallcap 600 Index.

company focus

strategy focus

geographic focus

property focus

customer focus



company focus

The development, acquisition and operation of multi-tenant industrial properties

IF YOU INVESTED $10,000 AT THE BEGINNING OF 1992, IT WOULD BE WORTH $185,000 AT THE END OF 2006.



LETTER TO SHAREHOLDERS

EastGroup's strategy is simple and straight forward, and it is working. We develop, acquire and operate multi-tenant business distribution facilities for customers who are location sensitive. Our properties are designed for users primarily in the 5,000 to 50,000 square foot range and are clustered around transportation features in supply constrained submarkets in major Sunbelt metropolitan areas.

Shareholder Returns

Value creation and consistency are important measures of a company's success. In 2006, EastGroup shareholders received a total return (dividend plus common share appreciation) of 23%. Our average annual total return for the past three years was 24%, 25% for five years, 20% for ten years and 22% for 15 years. This is a record of which we are obviously very pleased.

Results

Funds from operations for 2006 grew to $63.7 million or $2.81 per share as compared to $57.7 million or $2.64 per share for 2005, an increase of 6.4%. This improvement, which followed a 6.0% increase of FFO per share in 2005, was due primarily to higher average occupancy during the year, the incremental growth in our development program and our 2005 acquisitions. The fourth quarter of 2006 was our tenth consecutive quarter of increased FFO as compared to the same quarter in the previous year.

Please note that EastGroup calculates FFO based on NAREIT's definition which excludes gains on the sale of depreciable real estate. In addition, we differ from our industrial REIT peer group in that 99% of our FFO comes from rental income and does not include substantial income from fees or one time joint venture transactions.

We continued to achieve strong internal growth with improving same property net operating income results for each quarter of 2006 and the full year. In the fourth quarter, same property results showed an increase of 6.0%, making it the 14th consecutive quarter of positive results. For the year, same property net operating income rents grew 4.7%.

The occupancy of our portfolio was 95.9% at the end of 2006 which was our highest occupancy in over six years and a 1.6% increase over year end 2005. These improved leasing results led to increased pricing power and solid rent growth. For 2006, we achieved an 11.2% increase in rents with straight lining and 4.2% without it. We anticipate continuing this rent growth in 2007 with our Florida and California markets experiencing the best results.

EastGroup has a large and diverse customer base. At year end, we had 1,400 leases with an average size of 21,700 square feet. If you exclude the leases under 2,500 square feet, which are

strategy focus

Growth in shareholder value through targeted development, recycling of capital and internal operations







SOUTHRIDGE COMMERCE PARK IS PROJECTED TO CONTAIN 13 BUILDINGS WITH A TOTAL OF OVER ONE MILLION SQUARE FEET.

CURRENTLY, FOUR BUILDINGS ARE COMPLETE, TWO ARE IN LEASE-UP AND ONE IS UNDER CONSTRUCTION.



primarily in Tampa, our average customer size is 24,300 square feet. Another important distinction is that our customers, whether national or local, primarily distribute to the metropolitan area in which their space is located rather than to a much larger region or to the entire country.

Financial Strength

The strength, flexibility and conservatism of EastGroup's balance sheet are once again illustrated by our year-end statistics. At December 31, our equity market capitalization exceeded $1.3 billion, and total market capitalization was $1.7 billion. Our debt-to-total market capitalization was less than 26%, and floating rate bank debt was only 2% of total capitalization. For 2006, our interest coverage ratio was 3.7 times, and the fixed charge coverage ratio was 3.3 times, both of which were about the same as for 2005 and 2004. In October, Fitch Ratings increased our investment grade issuer rating to BBB from BBB-.

In September, we took advantage of an attractive capital market and sold 1,437,500 shares of newly issued common stock. The net proceeds of $68.1 million were initially used to reduce short-term bank borrowings but over time provide us an increased equity capital base for future asset and earnings growth.

On the debt side, we currently have a $175 million unsecured revolving credit facility with a group of nine banks. This line, which had $20 million drawn at year-end, is primarily used to fund our development program and property acquisitions. As market conditions permit, we employ fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings. We deal directly with a number of major insurance company lenders, which keeps loan costs down and also expedites the transaction process.

In 2006, we closed two of these first mortgage type borrowings for a total of $116 million of which approximately $36 million was used to repay existing first mortgages that were maturing and the balance of $80 million was used to reduce variable rate bank debt.

In August, we completed a $38 million, nonrecourse mortgage secured by properties containing 778,000 square feet. The loan has a fixed interest rate of 5.68%, a ten-year term and a 20-year amortization schedule. Then in October, we closed a $78 million similar ten-year loan secured by properties with 1,316,000 square feet. It has a fixed interest rate of 5.97% and an amortization schedule of 20 years.

During 2007, we expect to obtain two or three new ten-year mortgage loans for a total of approximately $100 million. The higher level of mortgage borrowing in 2006 reflected both the need to refinance the balloon payments on maturing mortgage loans and our expanding development program. In 2007, the additional debt will fund the growth in development plus an increased level of acquisitions.

Historically, the conversion of short-term bank debt to longer-term borrowing has been detrimental to earnings. Today, given an inverted yield curve that makes short-term borrowing more expensive, the opposite is true.

At year end, EastGroup's ratio of debt-to-total market capitalization was 25.5% which is well below both traditional real estate levels and the current average for all equity REITs. As a result, we believe that we have significant borrowing capacity to quickly and easily take advantage of future investment opportunities.

Development

Our development program has been and we believe, will continue to be both a creator of shareholder value and a major contributor to FFO with increased expectations for 2007 and 2008. Through development, we have the opportunity to add new, state-of-the-art properties to existing clusters of assets in targeted submarkets at a time when it is difficult to purchase quality distribution properties on acceptable economics.

Unlike many of the industrial REITs, EastGroup develops new properties to be held for long-term investment for the benefit of our shareholders rather than for sale as a merchant builder. Over the past ten years, we have developed 81 properties and three expansions with 6.4 million square feet and a total investment of approximately $374 million, including properties currently in lease-up or under construction. All of these development assets except one are presently being held for investment and represent almost 30% of our current portfolio.

EastGroup is an "infill" site developer. Although we do a number of build-to-suit

geographic focus

Major Sunbelt growth markets with an emphasis in Florida, Texas, Arizona and California



and partially preleased developments, we are comfortable initiating speculative development in submarkets where we have experience and an existing successful presence. In addition, a vast majority of our new developments are subsequent phases of multi-building projects. These development submarkets are supply constrained due to limited land for new industrial development or have cost or zoning barriers to entry.

In 2006, we had total development starts of $76 million compared to $54 million in 2005. This increase reflected the continuing improvement in industrial property fundamentals in our development markets and the success of the leasing activity at our development projects. In 2007, we expect new development starts to increase again to approximately $80-90 million, a total which could be higher depending on market conditions.

At year-end, our development program had grown to 19 properties containing 1.5 million square feet with a total projected investment of $108 million—the highest level ever for EastGroup. Seven of the properties were in lease-up and twelve were under construction. These developments are geographically diversified in Orlando, Tampa, Fort Myers, Houston, San Antonio, Phoenix and Santa Barbara (a redevelopment).

In order to maintain an expanding development program, it is essential to have an adequate inventory of developable land. During 2006, we acquired 95 acres in six transactions totaling $21.5 million. Our development pipeline now contains 272 acres which provides us with the potential to develop approximately 3.6 million square feet of new industrial space. One of our biggest challenges going forward is to identify and acquire well located land for the development of our business distribution type industrial property.

Capital Recycling

Recycling of capital through asset sales and the redeployment of the proceeds in acquisitions and development is an integral part of our strategy. This process allows us to continually upgrade the quality, location and growth potential of our assets.

After eleven months with no property acquisitions in 2006, activity picked up at the end of the year. In December, we purchased a four building, 322,000 square foot portfolio in Charlotte, North Carolina for $19.5 million. Then in January of this year, we acquired an additional three buildings with 181,000 square feet in Charlotte for $9.3 million and a 60,000 square foot building in Dallas for $2.9 million.

Charlotte is a new market for EastGroup that we believe offers an excellent fit with our investment and operating strategies. It is a high growth Sunbelt metro

TOTAL RETURN PERFORMANCE



$210,000
$170,000
$130,000
$90,000
$50,000
$10,000
EastGroup Properties
NAREIT Equity Index
S&P 500 Index
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006



property focus

Multi-tenant business distribution buildings (24 foot clear height, 200 foot depth or less, 15-20% office build-out, dock-high)


WORLD HOUSTON
INTERNATIONAL BUSINESS CENTER

EastGroup owns and has under development 25 buildings in World Houston International Business Center with a total of 1.9 million square feet and an additional 33 acres for future development.

area in which we hope to expand to over one million square feet during the next 12 to 24 months.

Charlotte represents our third new market in three years. In 2005, we entered Fort Myers, Florida with a land acquisition and recently started the construction of our first two buildings there with the potential to develop a total of 900,000 square feet. In 2004, we purchased our first properties in San Antonio, where we now own 1.1 million square feet including two buildings under development.

When evaluating potential acquisitions, we ask ourselves whether we can add value to the proposed asset with new capital and leasing expertise or if that asset will simply add value to EastGroup through increasing an existing cluster of assets or, ideally, if both goals can be achieved. With the compression in capitalization rates (reduced acquisition yields) and large multi-city offerings versus individual asset sales, it was difficult to find potential purchases meeting these criteria in 2006.

Given our increased acquisition activity in early 2007, we have set a goal of purchasing a total of $55-65 million of operating properties for the year, more in line with our level of 2005 acquisitions.

On the flip side of capital recycling, we made significant progress during 2006 in exiting non-core markets with sales of $40 million generating total gains of $5.7 million. These dispositions included five properties in Memphis (765,000 square feet), our only asset (114,000 square) in Michigan and a parcel of land. We will continue to sell non-core assets as markets conditions permit and plan to eventually sell our small remaining properties in Memphis, Oklahoma City and Tulsa.

Dividends

In December, EastGroup paid its 108th consecutive quarterly common stock dividend to shareholders. The 2006 total dividend of $1.96 per share represented a 1% increase over the dividend per share in 2005, and 2006 was our 14th consecutive year of dividend growth. During this period, dividends have increased an average of over 4.9% annually.

In 2006, our dividend payout ratio of funds from operations decreased to 70% from the previous year's level of 73%, and, with anticipated continuing growth in FFO in 2007, we expect to further reduce our payout ratio this year. We also think it is important to note that EastGroup's dividend is 100% covered by property net operating income and does not include any FFO from fees or property transactions.

EASTGROUP HAS INCREASED ITS DIVIDEND FOR FOURTEEN CONSECUTIVE YEARS.



DIVIDEND GROWTH
DIVIDEND PAID PER YEAR
PERCENTAGE INCREASE PER YEAR
$1.01
$1.03
$1.16
$1.23
$1.28
$1.34
$1.40
$1.48
$1.58
$1.80
$1.88
$1.90
$1.92
$1.94
$1.96
2.0%
12.6%
6.0%
4.1%
4.7%
4.5%
5.7%
6.8%
13.9%
4.4%
1.1%
1.0%
1.0%
1.0%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
$0.00
$0.20
$0.40
$0.60
$0.80
$1.00
$1.20
$1.40
$1.60
$1.80
$2.00
$2.20

customer focus

Location sensitive users primarily in the 5,000 to 50,000 square foot range

The Future

We are excited about EastGroup's prospects for 2007. After achieving solid operating results last year, we believe we are well positioned to take advantage of the attractive future opportunities that we see ahead. Industrial real estate fundamentals are good or are improving in all of our major markets.

Our development program continues to expand in both properties under development and land in our pipeline. Internal operating results lead our peer group. Acquisition activity has recently picked back up. Our balance sheet is strong and flexible.

David H. Hoster II
PRESIDENT AND CEO



March 1, 2007



EASTGROUP PROPERTIES

Property	Location	Size		Percentage Leased 2/28/2007	Year Acquired	Cost Before Depreciation 12/31/2006
FLORIDA						
Jacksonville						
Deerwood Distribution Center	Jacksonville, FL	126,000 SF		100%	1989/93	$ 4,337,000
Phillips Distribution Center (3)	Jacksonville, FL	161,000 SF		100%	1994/95	7,222,000
Lake Pointe Business Park (9)	Jacksonville, FL	375,000 SF		95%	1994	13,751,000
Ellis Distribution Center (2)	Jacksonville, FL	339,000 SF		100%	1997	8,657,000
Westside Distribution Center (4)	Jacksonville, FL	537,000 SF		100%	1997	17,353,000
Beach Commerce Center	Jacksonville, FL	46,000 SF		90%	2001	2,886,000
Interstate Distribution Center (2)	Jacksonville, FL	181,000 SF	1,765,000	100%	2005	7,702,000
Orlando						
Chancellor Center	Orlando, FL	51,000 SF		100%	1998	2,063,000
Exchange Distribution Center (3)	Orlando, FL	201,000 SF		100%	1994/02	7,150,000
Sunbelt Distribution Center (6)	Orlando, FL	301,000 SF		100%	1989/99	11,003,000
John Young Commerce Center (2)	Orlando, FL	98,000 SF		100%	1999/00	7,678,000
Altamonte Commerce Center (8)	Orlando, FL	186,000 SF		100%	1999/03	8,660,000
Sunport Center (6)	Orlando, FL	372,000 SF		100%	2001-06	24,898,000
Southridge Commerce Park (3)	Orlando, FL	181,000 SF	1,390,000	100%	2006	14,174,000
Tampa						
56th Street Commerce Park (7)	Tampa, FL	181,000 SF		97%	1993/97	6,642,000
JetPort Commerce Park (11)	Tampa, FL	284,000 SF		100%	93/94/95/99	10,837,000
Westport Commerce Center (3)	Tampa, FL	140,000 SF		100%	1994	6,729,000
Benjamin Distribution Center (3)	Tampa, FL	123,000 SF		100%	1998/99	7,388,000
Palm River Center (2)	Tampa, FL	144,000 SF		100%	1998	6,842,000
Palm River North (3)	Tampa, FL	212,000 SF		100%	2000/01	12,645,000
Palm River South (2)	Tampa, FL	160,000 SF		100%	2005/06	9,081,000
Walden Distribution Center (2)	Tampa, FL	212,000 SF		100%	1999/02	8,653,000
Oak Creek Distribution Center (3)	Tampa, FL	461,000 SF		100%	1999/03/05	19,320,000
Airport Commerce Center (2)	Tampa, FL	108,000 SF		100%	1999	5,967,000
Westlake Distribution Center (2)	Tampa, FL	140,000 SF		100%	2000/01	9,260,000
Expressway Commerce Center (3)	Tampa, FL	176,000 SF	2,341,000	100%	2003/04	10,931,000
Fort Lauderdale/Palm Beach area						
Linpro Commerce Center (3)	Fort Lauderdale, FL	99,000 SF		100%	1996	3,947,000
Cypress Creek Business Park (2)	Fort Lauderdale, FL	56,000 SF		89%	1997	3,569,000
Lockhart Distribution Center (3)	Fort Lauderdale, FL	118,000 SF		100%	1997	5,324,000
Interstate Commerce Center	Fort Lauderdale, FL	85,000 SF		100%	1998	3,564,000
Executive Airport Distribution Center (3)	Fort Lauderdale, FL	140,000 SF		100%	2004/06	11,542,000
Sample 95 Business Park (4)	Pompano Beach, FL	209,000 SF		92%	1996/00	12,442,000
Blue Heron Distribution Center (4)	West Palm Beach, FL	210,000 SF	917,000	100%	1999/04	12,021,000
		6,413,000 SF	6,413,000			304,238,000
CALIFORNIA						
San Francisco area						
Wiegman Distribution Center (4)	Hayward, CA	262,000 SF		100%	1996	11,931,000
Huntwood Distribution Center (7)	Hayward, CA	515,000 SF		100%	1996	19,926,000
San Clemente Distribution Center	Hayward, CA	81,000 SF		100%	1997	2,989,000
Yosemite Distribution Center (2)	Milpitas, CA	102,000 SF	960,000	100%	1999	7,697,000
Los Angeles area						
Kingsview Industrial Center	Carson, CA	83,000 SF		100%	1996	3,223,000
Dominguez Distribution Center	Carson, CA	262,000 SF		100%	1996	11,159,000
Main Street Distribution Center	Carson, CA	106,000 SF		100%	2000	6,241,000
Walnut Business Center (2)	Fullerton, CA	241,000 SF		100%	1996	8,465,000
Washington Distribution Center	Santa Fe Springs, CA	141,000 SF		100%	1997	6,870,000
Ethan Allen Distribution Center	Chino, CA	300,000 SF		100%	1998	12,814,000
Industry Distribution Center (2)*	City of Industry, CA	881,000 SF		100%	1998/04	32,660,000
Chestnut Business Center	City of Industry, CA	75,000 SF		100%	2000	5,271,000
LA Corporate Center	Monterey Park, CA	77,000 SF	2,166,000	87%	1996	7,957,000
Santa Barbara						
University Business Center (4)**	Santa Barbara, CA	230,000 SF	230,000	100%	1996	29,632,000
Fresno						
Shaw Commerce Center (5)	Fresno, CA	398,000 SF	398,000	97%	1998	15,344,000
San Diego						
Eastlake Distribution Center	San Diego, CA	191,000 SF	191,000	100%	1997	11,158,000
		3,945,000 SF	3,945,000			193,337,000
TEXAS						
Dallas						
Interstate Warehouses (4)	Dallas, TX	372,000 SF		91%	1988/00/04	14,294,000
Venture Warehouses (2)	Dallas, TX	209,000 SF		81%	1988	6,457,000
Stemmons Circle (3)	Dallas, TX	99,000 SF		96%	1998	2,640,000
Ambassador Row Warehouses (3)	Dallas, TX	317,000 SF		100%	1998	7,348,000
North Stemmons (3) (Bldg 3-Acq. 1/07)	Dallas, TX	208,000 SF		87%	2001/02/07	7,904,000
Shady Trail Distribution Center	Dallas, TX	118,000 SF	1,323,000	100%	2003	4,373,000
Houston						
Northwest Point Business Park (4)	Houston, TX	232,000 SF		95%	1994	9,026,000
Lockwood Distribution Center (3)	Houston, TX	392,000 SF		100%	1997	7,585,000

** EGP owns 50% of IDC II. ** EGP owns 80% of this property. ( ) Represents number of buildings.*

Property	Location	Size		Percentage Leased 2/28/2007	Year Acquired	Cost Before Depreciation 12/31/2006
Houston *(cont'd)*						
West Loop Distribution Center (2)	Houston, TX	161,000 SF		100%	1997/00	6,685,000
World Houston International Business Center (20)	Houston, TX	1,526,000 SF		100%	1998-06	74,387,000
America Plaza	Houston, TX	121,000 SF		100%	1998	5,731,000
Central Green Distribution Center	Houston, TX	84,000 SF		100%	1999	4,694,000
Glenmont Business Park (2)	Houston, TX	212,000 SF		100%	2000/01	8,216,000
Techway Southwest (3)	Houston, TX	320,000 SF		86%	2002/04/06	15,284,000
Beltway Crossing Center	Houston, TX	188,000 SF		100%	2002	6,964,000
Kirby Business Center	Houston, TX	125,000 SF		100%	2004	3,918,000
Clay Campbell Distribution Center (2)	Houston, TX	118,000 SF	3,479,000	100%	2005	3,782,000
El Paso						
Butterfield Trail (9)	El Paso, TX	749,000 SF		88%	1997/00	26,157,000
Rojas Commerce Park (3)	El Paso, TX	172,000 SF		96%	1999	6,414,000
Americas 10 Business Center	El Paso, TX	98,000 SF	1,019,000	86%	2003	4,152,000
San Antonio						
Alamo Downs Distribution Center (2)	San Antonio, TX	253,000 SF		100%	2004	8,140,000
Arion Business Park (15)	San Antonio, TX	590,000 SF		97%	2005/06	39,845,000
Wetmore Business Center (4)	San Antonio, TX	198,000 SF	1,041,000	81%	2005	12,933,000
		6,862,000 SF	6,862,000			286,929,000
ARIZONA						
Phoenix area						
Broadway Industrial Park (6)	Tempe, AZ	316,000 SF		100%	1996-02	14,504,000
Kyrene Distribution Center (2)	Tempe, AZ	130,000 SF		100%	1999/02	6,604,000
Southpark Distribution Center	Chandler, AZ	70,000 SF		100%	2001	4,227,000
Santan 10 Distribution Center (2) (Bldg 2-Trsfd. 1/07)	Chandler, AZ	150,000 SF		100%	2005/07	9,234,000
Metro Business Park (5)	Phoenix, AZ	189,000 SF		56%	1996	12,006,000
35th Avenue Distribution Center (2)	Phoenix, AZ	124,000 SF		100%	1997	2,972,000
Estrella Distribution Center	Phoenix, AZ	174,000 SF		75%	1998	5,519,000
51st Avenue Distribution Center	Phoenix, AZ	79,000 SF		57%	1998	2,730,000
East University Distribution Center (2)	Phoenix, AZ	145,000 SF		100%	1998	5,881,000
55th Avenue Distribution Center	Phoenix, AZ	131,000 SF		100%	1998	5,025,000
Interstate Commons Distribution Center (3)	Phoenix, AZ	194,000 SF		100%	1999/01	7,873,000
Airport Commons Distribution Center	Phoenix, AZ	63,000 SF	1,765,000	100%	2003	2,688,000
Tucson						
Chamberlain Distribution Center	Tucson, AZ	154,000 SF		100%	1997/03	5,617,000
Airport Distribution Center	Tucson, AZ	162,000 SF		100%	1998	6,892,000
Southpointe Distribution Center	Tucson, AZ	207,000 SF		100%	1999	5,736,000
Benan Distribution Center	Tucson, AZ	44,000 SF	567,000	100%	2005	2,943,000
		2,332,000 SF	2,332,000			100,451,000
NORTH CAROLINA						
Charlotte						
NorthPark Business Park (4)	Charlotte, NC	322,000 SF		93%	2006	18,690,000
Lindbergh Business Park (2) (Acq. 1/07)	Charlotte, NC	77,000 SF		69%	2007	5,265,000
Westinghouse Distribution Center (Acq. 1/07)	Charlotte, NC	104,000 SF		100%	2007	4,035,000
		503,000 SF	503,000			27,990,000
LOUISIANA						
New Orleans						
Elmwood Business Park (5)	New Orleans, LA	263,000 SF		100%	1997	11,483,000
Riverbend Business Park (3)	New Orleans, LA	592,000 SF		100%	1997	21,859,000
		855,000 SF	855,000			33,342,000
COLORADO						
Denver						
Rampart Distribution Center (4)	Denver, CO	274,000 SF	274,000	95%	89/98/00	15,770,000
MISSISSIPPI						
Jackson						
Interchange Business Park (3)	Jackson, MS	127,000 SF		100%	1997	6,910,000
Tower Automotive	Madison, MS	210,000 SF		100%	2002	11,131,000
Metro Airport Commerce Center	Jackson, MS	32,000 SF		74%	2003	2,467,000
		369,000 SF	369,000			20,508,000
TENNESSEE						
Memphis						
Air Park Distribution Center	Memphis, TN	92,000 SF		65%	1998	2,404,000
Delp Distribution Center (2)	Memphis, TN	172,000 SF		94%	1998	4,205,000
		264,000 SF	264,000			6,609,000
OKLAHOMA						
Oklahoma City						
Northpointe Commerce Center	Oklahoma City, OK	58,000 SF	58,000	91%	1998	4,544,000
Tulsa						
Braniff Park West (2)	Tulsa, OK	259,000 SF	259,000	100%	1996	7,062,000
		317,000 SF	317,000			11,606,000
Total		**22,134,000 SF**				**$1,000,780,000**

financial focus



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

EastGroup's goal is to maximize shareholder value by being the leading provider in its markets of functional, flexible, and quality business distribution space for location sensitive tenants primarily in the 5,000 to 50,000 square foot range. The Company develops, acquires and operates distribution facilities, the majority of which are clustered around major transportation features in supply constrained submarkets in major Sunbelt regions. The Company's core markets are in the states of Florida, Texas, Arizona and California.

The Company's primary revenue is rental income; as such, EastGroup's greatest challenge is leasing space. During 2006, leases on 4,158,000 square feet (19.1%) of EastGroup's total square footage of 21,808,000 expired, and the Company was successful in renewing or re-leasing 85% of that total. In addition, EastGroup leased 1,229,000 square feet of other vacant space during the year. During 2006, average rental rates on new and renewal leases increased by 11.2%.

EastGroup's total leased percentage increased to 96.6% at December 31, 2006 from 95.3% at December 31, 2005. Leases scheduled to expire in 2007 were 15.2% of the portfolio on a square foot basis at December 31, 2006, and this figure was reduced to 13.2% as of February 26, 2007. Property net operating income from same properties increased 4.7% for 2006 as compared to 2005. The fourth quarter of 2006 was EastGroup's fourteenth consecutive quarter of positive same property comparisons.

The Company generates new sources of leasing revenue through its acquisition and development programs. During 2006, EastGroup purchased 95.1 acres of land for development in four markets and one property (322,000 square feet in four buildings) in Charlotte, North Carolina for a total of approximately $41 million. Charlotte is a new market for EastGroup and is the third new market for the Company over the past three years. In January 2007, EastGroup purchased three additional buildings (181,000 square feet) in Charlotte for $9.3 million and a 60,000 square foot building in Dallas for $2.9 million and, in February 2007, the Company purchased two buildings (231,000 square feet) in San Antonio for $10.6 million.

EastGroup continues to see targeted development as a major contributor to the Company's growth. The Company mitigates risks associated with development through a Board–approved maximum level of land held for development and by adjusting development start dates according to leasing activity. During 2006, the Company transferred nine properties (615,000 square feet) with aggregate costs of $38.2 million at the date of transfer from development to real estate properties. Eight of the nine properties are 100% leased and one is 54% leased.

The Company sold six properties (five in Memphis and one in Michigan–noncore markets) and several parcels of land during 2006 for a net sales price of $38.9 million, generating combined gains of $6.3 million, of which approximately $500,000 was deferred. These dispositions represented opportunities to recycle capital into acquisitions and development with greater upside potential.

The Company primarily funds its acquisition and development programs through a $175 million line of credit (as discussed in *Liquidity and Capital Resources*). As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed–rate, nonrecourse first mortgage debt to replace the short–term bank borrowings.

In September 2006, the Company closed on the sale of 1,437,500 shares of its common stock. The net proceeds from the offering of the shares were approximately $68.1 million after deducting the underwriting discount and other offering expenses. EastGroup used the proceeds to repay borrowings under its credit facilities.

In August 2006, the Company closed on a $38 million, nonrecourse first mortgage loan secured by properties containing 778,000 square feet. The loan has a fixed interest rate of 5.68%, a ten–year term and an amortization schedule of 20 years. The proceeds of the note were used to repay the maturing mortgages on these properties of $15.4 million and to reduce floating rate bank borrowings.

In October 2006, the Company closed on a $78 million, nonrecourse first mortgage loan secured by properties containing 1,316,000 square feet. The loan has a fixed interest rate of 5.97%, a ten–year term and an amortization schedule of 20 years. The proceeds of the note were used to repay a maturing $20.5 million mortgage and to reduce floating rate bank borrowings.

Tower Automotive, Inc. (Tower) filed for Chapter 11 reorganization in early 2005. Tower, which leases 210,000 square feet from EastGroup under a lease expiring in December 2010, is current with their rental payments to EastGroup through February 2007. EastGroup is obligated under a recourse mortgage loan on the property for $10,040,000 as of December 31, 2006. Property net operating income for 2006 was $1,372,000 for the property occupied by Tower. Rental income due for 2007 is $1,389,000 with estimated property net operating income for 2007 of $1,369,000.

EastGroup has one reportable segment–industrial properties. These properties are primarily located in major Sunbelt regions of the United States, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company's chief decision makers use two primary measures of operating results in making decisions: property net operating income (PNOI), defined as income from real estate operations less property operating expenses (before interest expense and depreciation and amortization), and funds from operations available to common stockholders (FFO), defined as net income (loss) computed in accordance with U.S. generally accepted accounting principles (GAAP), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. The Company calculates FFO based on NAREIT's definition.

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company's real estate investments. The Company believes that the exclusion of depreciation and amortization in the industry's calculation of PNOI provides a supplemental indicator of the property's performance since real estate values have historically risen or fallen with market conditions. PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other REITs. The major factors that influence PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating expenses. The Company's success depends largely upon its ability to lease space and to recover from tenants the operating costs associated with those leases.

Real estate income is comprised of rental income, pass–through income and other real estate income including lease termination fees. Property operating expenses are comprised of property taxes, insurance, utilities, repair and maintenance expenses, management fees, other operating costs and bad debt expense. Generally, the Company's most significant operating expenses are property taxes and insurance. Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company's total leases). Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases. Modified gross leases often include base year amounts and expense increases over these amounts are recoverable. The Company's exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recovered.

The Company believes FFO is an appropriate measure of performance for equity real estate investment trusts. The Company believes that excluding depreciation and amortization in the calculation of FFO is appropriate since real estate values have historically increased or decreased based on market conditions. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance, nor is it a measure of the Company's liquidity or indicative of funds available to provide for the Company's cash needs, including its ability to make distributions. The Company's key drivers affecting FFO are changes in PNOI (as discussed above), interest rates, the amount of leverage the Company employs and general and administrative expense. The following table presents the three fiscal years reconciliations of PNOI and FFO Available to Common Stockholders to Net Income.

	Years Ended December 31,		
	2006	*2005*	*2004*
		(In thousands)	
Income from real estate operations	$ **133,144**	120,710	109,186
Expenses from real estate operations	**(37,354)**	(34,496)	(30,820)
PROPERTY NET OPERATING INCOME	**95,790**	86,214	78,366
Equity in earnings of unconsolidated investment (before depreciation)	**419**	582	84
Income from discontinued operations (before depreciation and amortization)	**1,817**	3,811	3,966
Interest income	**142**	247	121
Other income	**182**	413	356
Interest expense	**(24,616)**	(23,444)	(20,349)
General and administrative expense	**(7,401)**	(6,874)	(6,711)
Minority interest in earnings (before depreciation and amortization)	**(751)**	(625)	(633)
Gain on sale of nondepreciable real estate investments	**791**	33	–
Dividends on Series D preferred shares	**(2,624)**	(2,624)	(2,624)
FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS	**63,749**	57,733	52,576
Depreciation and amortization from continuing operations	**(41,525)**	(37,871)	(31,433)
Depreciation and amortization from discontinued operations	**(692)**	(1,435)	(2,018)
Depreciation from unconsolidated investment	**(132)**	(132)	(15)
Minority interest depreciation and amortization	**151**	141	143
Gain on sale of depreciable real estate investments	**5,059**	1,131	1,450
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**26,610**	19,567	20,703
Dividends on preferred shares	**2,624**	2,624	2,624
NET INCOME	$ **29,234**	22,191	23,327
Net income available to common stockholders per diluted share	$ **1.17**	.89	.98
Funds from operations available to common stockholders per diluted share	**2.81**	2.64	2.49
Diluted shares for earnings per share and funds from operations	**22,692**	21,892	21,088

The Company analyzes the following performance trends in evaluating the progress of the Company:

- The FFO change per share represents the increase or decrease in FFO per share from the same quarter in the current year compared to the prior year. FFO per share for the fourth quarter of 2006 was $.72 per share compared with $.68 per share for the same period of 2005, an increase of 5.9%. The increase in FFO was mainly due to a PNOI increase of $2,588,000, or 11.7%. The increase in PNOI was primarily attributable to $1,327,000 from same property growth, $917,000 from newly developed properties and $253,000 from 2005 and 2006 acquisitions. The fourth quarter of 2006 was the tenth consecutive quarter of increased FFO as compared to the previous year's quarter.
- For the year 2006, FFO was $2.81 per share compared with $2.64 per share for 2005, an increase of 6.4%. The increase in FFO for 2006 was mainly due to a PNOI increase of $9,576,000, or 11.1%. The increase in PNOI was primarily attributable to $3,795,000 from same property growth, $3,148,000 from newly developed properties and $2,455,000 from 2005 and 2006 acquisitions.

- Same property net operating income change represents the PNOI increase or decrease for operating properties owned during the entire current period and prior year reporting period. PNOI from same properties increased 6.0% for the fourth quarter. The fourth quarter of 2006 was the fourteenth consecutive quarter of improved same property operations. For the year 2006, PNOI from same properties increased 4.7%.
- Occupancy is the percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period. Occupancy at December 31, 2006 was 95.9%, the highest level since the third quarter of 2000, and an increase from September 30, 2006 of 95.6%, June 30, 2006 of 94.0% and March 31, 2006 of 93.8%. Occupancy has ranged from 91.0% to 95.9% for fifteen consecutive quarters.
- Rental rate change represents the rental rate increase or decrease on new and renewal leases compared to the prior leases on the same space. Rental rate increases on new and renewal leases averaged 10.8% for the fourth quarter of 2006 and 11.2% for the year.

Performance Graph

The following graph compares, over the five years ended December 31, 2006, the cumulative total shareholder return on EastGroup's Common Stock with the cumulative total return of the Standard & Poor's 500 Index (S&P 500) and the Equity REIT index prepared by the National Association of Real Estate Investment Trusts (NAREIT Equity).

The performance graph and related information shall not be deemed "soliciting material" or be deemed to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing, except to the extent that the Company specifically incorporates it by reference into such filing.


$350
$300
$250
$200
$150
$100
$50
EastGroup
NAREIT Equity
S&P 500
2001
2002
2003
2004
2005
2006

	Fiscal years ended December 31,					
	2001	2002	2003	2004	2005	2006
EastGroup	100.00	118.95	161.56	201.89	249.11	307.38
NAREIT Equity	100.00	103.82	142.37	187.33	210.11	283.77
S&P 500	100.00	76.63	96.84	105.55	108.72	123.53

Assumes that the value of the investment in shares of EastGroup's Common Stock and each index was $100 on December 31, 2001 and that all dividends were reinvested.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's management considers the following accounting policies and estimates to be critical to the reported operations of the Company.

Real Estate Properties

The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models. The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in *Other Assets* and *Other Liabilities*, respectively, on the consolidated balance sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in *Other Assets* on the consolidated balance sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction and lease-up, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalization of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities.

The Company reviews its real estate investments for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. Real estate assets to be sold are reported at the lower of the carrying amount or fair value less selling costs. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. Currently, the Company's management is not aware of any impairment issues nor has it experienced any significant impairment issues in recent years. In the event of impairment, the property's basis would be reduced and the impairment would be recognized as a current period charge in the income statement.

Valuation of Receivables

The Company is subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit reviews and analyses on prospective tenants before significant leases are executed. On a quarterly basis, the Company evaluates outstanding receivables and estimates the allowance for doubtful accounts. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. The Company believes that its allowance for doubtful accounts is adequate for its outstanding receivables for the periods presented. In the event that the allowance for doubtful accounts is insufficient for an account that is subsequently written off, additional bad debt expense would be recognized as a current period charge in the income statement.

Tax Status

EastGroup, a Maryland corporation, has qualified as a real estate investment trust under Sections 856–860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute at least 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2006, 2005 and 2004 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

EastGroup's assets were $911,787,000 at December 31, 2006, an increase of $48,249,000 from December 31, 2005. Liabilities decreased $6,130,000 to $490,842,000 and stockholders' equity increased $53,933,000 to $418,797,000 during the same period. The paragraphs that follow explain these changes in detail.

ASSETS

Real Estate Properties

Real estate properties increased $30,325,000 during the year ended December 31, 2006 primarily due to the transfer of nine properties from development with total costs of $38,242,000, as detailed below. In addition, the Company purchased NorthPark Business Park (322,000 square feet) in Charlotte, a new market for EastGroup, for $19,539,000. The total purchase was allocated as follows: $18,690,000 to real estate properties, $1,095,000 to in–place lease intangibles (included in *Other Assets* on the consolidated balance sheet) and $246,000 to below market leases (included in *Other Liabilities* on the consolidated balance sheet). These increases were offset by the transfer of six properties with costs of $42,232,000 to real estate held for sale, which were subsequently sold.

Real Estate Properties Transferred from Development in 2006	*Location*	*Size*	*Date Transferred*	*Cost at Transfer*
		(Square feet)		*(In thousands)*
Southridge V	Orlando, FL	70,000	01/01/06	$ 4,458
Executive Airport CC II	Fort Lauderdale, FL	55,000	02/01/06	4,522
Palm River South II	Tampa, FL	82,000	03/31/06	4,897
Southridge I	Orlando, FL	41,000	04/01/06	3,666
Southridge IV	Orlando, FL	70,000	08/15/06	4,727
Sunport Center VI	Orlando, FL	63,000	09/15/06	3,938
Techway SW III	Houston, TX	100,000	10/01/06	4,644
Arion 14	San Antonio, TX	66,000	10/13/06	3,527
World Houston 21	Houston, TX	68,000	12/15/06	3,863
Total Developments Transferred		615,000		$ 38,242

The Company made capital improvements of $13,374,000 on existing and acquired properties (included in the Capital Expenditures table under *Results of Operations*). Also, the Company incurred costs of $2,549,000 on development properties that had transferred to real estate properties; the Company records these expenditures as development costs on the consolidated statements of cash flows during the 12–month period following transfer.

Development

The investment in development at December 31, 2006 was $114,986,000 compared to $77,483,000 at December 31, 2005. Total capital invested for development during 2006 was $77,666,000. In addition to the costs of $75,117,000 incurred for the year as detailed in the development activity table, the Company incurred costs of $2,549,000 on developments during the 12–month period following transfer to real estate properties.

During 2006, EastGroup acquired 95 acres of development land as indicated below. Costs associated with these land acquisitions are all included in the respective markets in the development activity table.

Development Land Acquired in 2006	*Location*	*Size*	*Date Acquired*	*Cost*
				(In thousands)
Sky Harbor Business Park Land	Phoenix, AZ	17.7 Acres	06/05/06	$ 5,839
Wetmore Land	San Antonio, TX	15.5 Acres	07/25/06	1,880
Wetmore Land	San Antonio, TX	2.0 Acres	09/22/06	619
World Houston Land	Houston, TX	5.1 Acres	10/30/06	853
SunCoast Commerce Park II Land	Fort Myers, FL	35.0 Acres	12/05/06	9,351
SunCoast Commerce Park III Land	Fort Myers, FL	19.8 Acres	12/26/06	3,273
Total Development Land Acquisitions		95.1 Acres		$ 21,815

In the fourth quarter of 2005, 55 Castilian, LLC, a wholly–owned subsidiary of EastGroup, acquired Castilian Research Center in Goleta (Santa Barbara), California for $4,129,000. As originally contemplated, during the second quarter of 2006, 55 Castilian sold (at cost) a 20% ownership interest to an entity controlled by its co–developer partner who is also a 20% co–owner of the Company's University Business Center complex in the same submarket. The partner contributed $350,000 and EastGroup contributed $1,400,000 as capital to 55 Castilian. EastGroup will loan 55 Castilian the remaining acquisition and construction funds. Castilian, which contains 35,000 square feet and is currently vacant, is being redeveloped into a state–of–the–art incubator R&D facility with a projected additional investment of approximately $3.2 million for a total investment of over $7 million.

The Company transferred nine developments to real estate properties during 2006 with a total investment of $38,242,000 as of the date of transfer. The Company transferred into development two parcels of land formerly held for sale with costs of $773,000.

DEVELOPMENT	Size	Costs Incurred: Costs Transferred in 2006[(1)]	Costs Incurred: For the Year Ended 12/31/06	Costs Incurred: Cumulative as of 12/31/06	Estimated Total Costs[(2)]
	(Square feet)		(In thousands)		
LEASE–UP					
Santan 10 II, Chandler, AZ	85,000	$ –	2,628	5,501	5,600
Southridge II, Orlando, FL	41,000	–	2,090	3,546	4,700
World Houston 15, Houston, TX	63,000	–	2,099	4,526	5,800
Oak Creek III, Tampa, FL	61,000	–	2,517	3,459	3,900
Arion 17, San Antonio, TX	40,000	–	1,610	2,938	3,500
Southridge VI, Orlando, FL	81,000	2,580	2,391	4,971	5,700
Oak Creek V, Tampa, FL	100,000	1,389	3,444	4,833	6,400
Total Lease–up	471,000	3,969	16,779	29,774	35,600
UNDER CONSTRUCTION					
Southridge III, Orlando, FL	81,000	1,532	2,921	4,453	5,900
Beltway Crossing II, III & IV, Houston, TX	160,000	2,388	4,765	7,153	9,300
Castilian Research Center, Santa Barbara, CA	35,000	–	731	4,922	7,300
World Houston 22, Houston, TX	68,000	1,926	1,144	3,070	4,000
SunCoast I & II, Fort Myers, FL	126,000	3,247	2,031	5,278	10,900
World Houston 23, Houston, TX	125,000	1,274	3,223	4,497	8,400
Arion 16, San Antonio, TX	64,000	758	1,626	2,384	4,200
40th Avenue Distribution Center, Phoenix, AZ	89,000	1,101	–	1,101	6,100
Interstate Commons III, Phoenix, AZ	38,000	573	–	573	3,200
Oak Creek A & B, Tampa, FL[(3)]	35,000	751	–	751	3,300
World Houston 24, Houston, TX	93,000	1,101	–	1,101	5,600
World Houston 25, Houston, TX	66,000	645	–	645	3,700
Total Under Construction	980,000	15,296	16,441	35,928	71,900
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Phoenix, AZ	271,000	(1,674)	7,028	6,515	22,800
Tucson, AZ	70,000	–	–	326	3,500
Tampa, FL	329,000	(2,140)	1,926	4,657	15,600
Orlando, FL	652,000	(4,112)	3,898	8,371	47,500
West Palm Beach, FL	20,000	–	131	685	2,300
Fort Myers, FL	752,000	(3,247)	13,979	12,668	56,000
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	943,000	(6,561)	4,554	9,507	53,900
San Antonio, TX	303,000	(758)	3,164	3,406	20,600
Jackson, MS	28,000	–	–	705	2,000
Total Prospective Development	3,619,000	(18,492)	34,680	49,284	233,800
	5,070,000	$ 773	67,900	114,986	341,300
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING 2006					
Southridge V, Orlando, FL	70,000	$ –	(214)	4,458	
Executive Airport CC II, Fort Lauderdale, FL	55,000	–	38	4,522	
Palm River South II, Tampa, FL	82,000	–	862	4,897	
Southridge I, Orlando, FL	41,000	–	735	3,666	
Southridge IV, Orlando, FL	70,000	–	1,297	4,727	
Sunport Center VI, Orlando, FL	63,000	–	604	3,938	
Techway SW III, Houston, TX	100,000	–	248	4,644	
Arion 14, San Antonio, TX	66,000	–	1,876	3,527	
World Houston 21, Houston, TX	68,000	–	1,771	3,863	
Total Transferred to Real Estate Properties	615,000	$ –	7,217	38,242[(4)]	

(1) Represents costs transferred from Prospective Development (principally land) to Under Construction during the year and $773,000 that was transferred from the category "held for sale."

(2) The information provided above includes forward–looking data based on current construction schedules, the status of lease negotiations with potential tenants and other relevant factors currently available to the Company. There can be no assurance that any of these factors will not change or that any change will not affect the accuracy of such forward–looking data. Among the factors that could affect the accuracy of the forward–looking statements are weather or other natural occurrence, default or other failure of performance by contractors, increases in the price of construction materials or the availability of such materials, failure to obtain necessary permits or approvals from government entities, changes in local and/or national economic conditions, increased competition for tenants or other occurrences that could depress rental rates, and other factors not within the control of the Company.

(3) These buildings are being developed for sale.

(4) Represents cumulative costs at the date of transfer.

Accumulated depreciation on real estate properties increased $24,679,000 primarily due to depreciation expense of $35,428,000 on real estate properties, offset by accumulated depreciation of $10,630,000 on six properties transferred to real estate held for sale in 2006 as discussed below.

Real estate held for sale, consisting of two parcels of land in Houston, Texas, was $773,000 at December 31, 2005. As a result of a change in plans by management, this land was transferred into the development program during 2006. Five Memphis properties, Senator 1, Senator 2, Southeast Crossing, Lamar 1 and Crowfarn, and the Auburn Hills Facility in Michigan were transferred to real estate held for sale during 2006 and were subsequently sold. The sale of these properties continues to reflect the Company's plan of reducing ownership in Memphis and other noncore markets, as market conditions permit. See *Results of Operations* and Note 2 in the Notes to the Consolidated Financial Statements for a summary of the gain on the sale of these properties.

A summary of Other Assets is presented in Note 5 in the Notes to the Consolidated Financial Statements.

LIABILITIES

Mortgage notes payable increased $70,479,000 during the year ended December 31, 2006. In August 2006, the Company closed a new $38,000,000, nonrecourse first mortgage loan secured by two properties. The loan has a fixed interest rate of 5.68%, a ten-year term and an amortization schedule of 20 years. The proceeds of this note were used to repay maturing mortgages of approximately $15,429,000 and to reduce variable rate bank borrowings. In October 2006, the Company closed on a $78,000,000, nonrecourse first mortgage loan secured by properties containing 1,316,000 square feet. The loan has a fixed interest rate of 5.97%, a ten-year term and an amortization schedule of 20 years. The proceeds of the note were used to repay a maturing $20,500,000 mortgage and to reduce floating rate bank borrowings. Other decreases were regularly scheduled principal payments of $9,142,000 and mortgage loan premium amortization of $403,000.

Notes payable to banks decreased $87,698,000 as a result of repayments of $279,387,000 exceeding advances of $191,689,000. The Company's credit facilities are described in greater detail under *Liquidity and Capital Resources.*

See Note 8 in the Notes to the Consolidated Financial Statements for a summary of Accounts Payable and Accrued Expenses.

STOCKHOLDERS' EQUITY

Additional paid-in capital on common shares increased $73,015,000 during 2006. On September 13, 2006, EastGroup closed the sale of 1,437,500 shares of its common stock. Total net proceeds from the offering of the shares were approximately $68,112,000 after deducting the underwriting discount and other offering expenses. Additionally, see Note 10 in the Notes to the Consolidated Financial Statements for information related to the changes in additional paid-in capital resulting from stock-based compensation.

Distributions in excess of earnings increased $19,085,000 as a result of dividends on common and preferred stock of $48,319,000 exceeding net income for financial reporting purposes of $29,234,000.

RESULTS OF OPERATIONS

2006 Compared to 2005

Net income available to common stockholders for 2006 was $26,610,000 ($1.19 per basic share and $1.17 per diluted share) compared to $19,567,000 ($.91 per basic share and $.89 per diluted share) for 2005. Diluted earnings per share (EPS) for 2006 included a $.26 per share gain on the sale of real estate properties compared to a $.05 per share gain on the sale of properties in 2005.

PNOI increased by $9,576,000 or 11.1% for 2006 compared to 2005, primarily due to increased average occupancy, acquisitions and developments. Expense to revenue ratios were 28.1% in 2006 compared to 28.6% in 2005. The Company's percentage leased was 96.6% at December 31, 2006 compared to 95.3% at the end of 2005. Occupancy at the end of 2006 was 95.9% compared to 94.3% at the end of 2005.

The increase in PNOI was primarily attributable to $3,795,000 from same property growth, $3,148,000 from newly developed properties and $2,455,000 from 2005 and 2006 acquisitions. These increases in PNOI were offset by increased depreciation and amortization expense and other costs as discussed below.

The following table presents the components of interest expense for 2006 and 2005:

	Years Ended December 31,		*Increase*
	2006	*2005*	*(Decrease)*
	(In thousands, except rates of interest)		
Average bank borrowings	**$ 91,314**	100,504	(9,190)
Weighted average variable interest rates	**6.12%**	4.53%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest *(excluding loan cost amortization)*	**$ 5,584**	4,555	1,029
Amortization of bank loan costs	**355**	357	(2)
Total variable rate interest expense	**5,939**	4,912	1,027
FIXED RATE INTEREST EXPENSE (1)			
Fixed rate interest *(excluding loan cost amortization)*	**22,549**	20,573	1,976
Amortization of mortgage loan costs	**464**	444	20
Total fixed rate interest expense	**23,013**	21,017	1,996
Total interest	**28,952**	25,929	3,023
Less capitalized interest	**(4,336)**	(2,485)	(1,851)
TOTAL INTEREST EXPENSE	**$ 24,616**	23,444	1,172

(1) Does not include interest expense for discontinued operations. See Note 2 in the Notes to the Consolidated Financial Statements for this information.

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. The Company's weighted average variable interest rates in 2006 were significantly higher than in 2005. The Company has closed several new mortgages with ten-year terms at fixed rates and used the proceeds to reduce the Company's exposure to changes in variable bank rates. A summary of the Company's weighted average interest rates on mortgage debt for the past several years is presented below:

MORTGAGE DEBT AS OF:	WEIGHTED AVERAGE INTEREST RATE
December 31, 2002	7.34%
December 31, 2003	6.92%
December 31, 2004	6.74%
December 31, 2005	6.31%
December 31, 2006	6.21%

The increase in mortgage interest expense in 2006 was primarily due to the new and assumed mortgages on acquired properties detailed in the table below. The Company recorded premiums totaling $1,282,000 to adjust the mortgage loans assumed to fair market value. These premiums are being amortized over the lives of the assumed mortgages and reduce the contractual interest expense on these loans. The interest rates and amounts shown below for the assumed mortgages represent the fair market rates and values, respectively, at the dates of assumption.

NEW AND ASSUMED MORTGAGES	INTEREST RATE	DATE	AMOUNT
Arion Business Park *(assumed)*	4.450%	01/21/05	$ 21,060,000
Interstate Distribution Center – Jacksonville *(assumed)*	5.640%	03/31/05	4,997,000
Chamberlain, Lake Pointe, Techway Southwest II and World Houston 19 & 20	4.980%	11/30/05	39,000,000
Oak Creek Distribution Center IV *(assumed)*	5.680%	12/07/05	4,443,000
Huntwood and Wiegman Distribution Centers	5.680%	08/08/06	38,000,000
Alamo Downs, Arion 1–15 & 17, Rampart I, II & III, Santan 10 and World Houston 16	5.970%	10/17/06	78,000,000
Weighted Average/Total Amount	5.514%		$ 185,500,000

Mortgage principal payments were $45,071,000 in 2006 and $25,880,000 in 2005. Included in these principal payments are repayments of three mortgages totaling $35,929,000 in 2006 and five mortgages totaling $18,435,000 in 2005. The details of these mortgages are shown in the following table:

MORTGAGE LOANS REPAID IN 2006	INTEREST RATE	DATE REPAID	PAYOFF AMOUNT
Huntwood Distribution Center	7.990%	08/08/06	$ 10,557,000
Wiegman Distribution Center	7.990%	08/08/06	4,872,000
Arion Business Park	4.450%	10/16/06	20,500,000
Weighted Average/Total Amount	5.970%		$ 35,929,000
MORTGAGE LOANS REPAID IN 2005			
Westport Commerce Center	8.000%	03/31/05	$ 2,371,000
Lamar Distribution Center II	6.900%	06/30/05	1,781,000
Exchange Distribution Center I	8.375%	07/01/05	1,762,000
Lake Pointe Business Park	8.125%	07/01/05	9,738,000
JetPort Commerce Park	8.125%	09/30/05	2,783,000
Weighted Average/Total Amount	8.014%		$ 18,435,000

Depreciation and amortization for continuing operations increased $3,654,000 for 2006 compared to 2005. This increase was primarily due to properties acquired and transferred from development during 2005 and 2006. Property acquisitions and transferred developments were $58 million in 2006 and $92 million in 2005.

NAREIT has recommended supplemental disclosures concerning straight–line rent, capital expenditures and leasing costs. Straight–lining of rent for continuing operations increased income by $1,032,000 in 2006 compared to $1,943,000 in 2005.

Capital Expenditures

Capital expenditures for the years ended December 31, 2006 and 2005 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2006	*2005*
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ **351**	506
Tenant Improvements:			
New Tenants	Lease Life	**7,240**	5,892
New Tenants *(first generation)* [1]	Lease Life	**688**	615
Renewal Tenants	Lease Life	**731**	1,374
Other:			
Building Improvements	5–40 yrs	**1,818**	1,312
Roofs	5–15 yrs	**1,803**	318
Parking Lots	3–5 yrs	**686**	999
Other	5 yrs	**153**	246
Total capital expenditures		$ **13,470**	11,262

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in *Other Assets*. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2006 and 2005 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2006	*2005*
		(In thousands)	
Development	Lease Life	$ **2,110**	1,405
New Tenants	Lease Life	**2,557**	2,497
New Tenants *(first generation)* [1]	Lease Life	**112**	187
Renewal Tenants	Lease Life	**1,987**	1,448
Total capitalized leasing costs		$ **6,766**	5,537
Amortization of leasing costs [2]		$ **4,304**	3,863

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the consolidated income statements. The following table presents the components of revenue and expense for the properties sold during 2006 and 2005. During 2006, the Company sold six properties and three parcels of land (one parcel was nonoperating and thus is not in discontinued operations) and recognized total gains from discontinued operations of $5,727,000. In 2005, the Company sold two properties and one parcel of land and recognized total gains of $1,164,000. See Notes 1(f) and 2 in the Notes to the Consolidated Financial Statements for more information related to discontinued operations and gain on the sale of these properties.

Discontinued Operations	*Years Ended December 31,*	
	2006	*2005*
	(In thousands)	
Income from real estate operations	$ **2,452**	5,056
Expenses from real estate operations	**(636)**	(1,275)
Property net operating income from discontinued operations	**1,816**	3,781
Other income	**1**	94
Interest expense	**–**	(64)
Depreciation and amortization	**(692)**	(1,435)
Income from real estate operations	**1,125**	2,376
Gain on sale of real estate investments	**5,727**	1,164
Income from discontinued operations	$ **6,852**	3,540

2005 Compared to 2004

Net income available to common stockholders for 2005 was $19,567,000 ($.91 per basic share and $.89 per diluted share) compared to $20,703,000 ($1.00 per basic share and $.98 per diluted share) for 2004. Diluted earnings per share (EPS) for 2005 included a $.05 per share gain on the sale of real estate properties compared to a $.07 per share gain on the sale of properties in 2004.

PNOI increased by $7,848,000 or 10.0% for 2005 compared to 2004, primarily due to increased average occupancy, acquisitions and developments. Expense to revenue ratios were 28.6% in 2005 compared to 28.2% in 2004. The Company's percentage leased was 95.3% at December 31, 2005 compared to 94.4% at December 31, 2004. Occupancy at the end of 2005 was 94.3% compared to 93.2% at the end of 2004.

The increase in PNOI was primarily attributable to $4,898,000 from 2004 and 2005 acquisitions, $2,377,000 from newly developed properties and $623,000 from same property growth. These increases in PNOI were offset by increased depreciation and amortization expense and other costs as discussed below.

In November 2004, the Company acquired a 50% undivided tenant–in–common interest in Industry Distribution Center II and accounts for this investment under the equity method of accounting. The Company recognized $450,000 of equity in earnings from this unconsolidated investment in 2005 and $69,000 in 2004 (PNOI of $798,000 for 2005 and $84,000 for 2004 not included above). EastGroup also earned $224,000 and $65,000 for 2005 and 2004, respectively, in mortgage loan interest income on the advances that the Company made to the co–owner in connection with the closing of this property. These loans were repaid by the co–owner during 2005. See Notes 1(a), 3 and 4 in the Notes to the Consolidated Financial Statements for more information related to this investment and the mortgage loans receivable.

The following table presents the components of interest expense for 2005 and 2004:

	Years Ended December 31,		*Increase*
	2005	*2004*	*(Decrease)*
	(In thousands, except rates of interest)		
Average bank borrowings	**$100,504**	66,867	33,637
Weighted average variable interest rates	**4.53%**	2.76%	
VARIABLE RATE INTEREST EXPENSE			
Variable rate interest *(excluding loan cost amortization)*	**$ 4,555**	1,845	2,710
Amortization of bank loan costs	**357**	404	(47)
Total variable rate interest expense	**4,912**	2,249	2,663
FIXED RATE INTEREST EXPENSE (1)			
Fixed rate interest *(excluding loan cost amortization)*	**20,573**	19,388	1,185
Amortization of mortgage loan costs	**444**	427	17
Total fixed rate interest expense	**21,017**	19,815	1,202
Total interest	**25,929**	22,064	3,865
Less capitalized interest	**(2,485)**	(1,715)	(770)
TOTAL INTEREST EXPENSE	**$ 23,444**	20,349	3,095

(1) Does not include interest expense for discontinued operations. See Note 2 in the Notes to the Consolidated Financial Statements for this information.

Interest costs incurred during the period of construction of real estate properties are capitalized and offset against interest expense. Higher bank borrowings were attributable to increased acquisition and development activity during 2005. The Company's weighted average variable interest rates in 2005 were significantly higher than in 2004. A summary of the Company's weighted average interest rates on mortgage debt for the past several years is presented below:

MORTGAGE DEBT AS OF:	WEIGHTED AVERAGE INTEREST RATE
December 31, 2001	7.61%
December 31, 2002	7.34%
December 31, 2003	6.92%
December 31, 2004	6.74%
December 31, 2005	6.31%

The increase in mortgage interest expense in 2005 was primarily due to the new and assumed mortgages on acquired properties detailed in the table below. The Company recorded premiums totaling $1,282,000 to adjust the mortgage loans assumed to fair market value. These premiums are being amortized over the lives of the assumed mortgages and reduce the contractual interest expense on these loans. The interest rates and amounts shown below for the assumed mortgages represent the fair market rates and values, respectively, at the dates of assumption. (The Company assumed one additional mortgage loan in early January 2004, which had an immaterial effect on the increase in interest expense for 2005.)

NEW AND ASSUMED MORTGAGES	INTEREST RATE	DATE	AMOUNT
World Houston 17, Kirby, Americas Ten I, Shady Trail, Palm River North I, II & III and Westlake I & II	5.680%	09/29/04	$ 30,300,000
Arion Business Park *(assumed)*	4.450%	01/21/05	21,060,000
Interstate Distribution Center – Jacksonville *(assumed)*	5.640%	03/31/05	4,997,000
Chamberlain, Lake Pointe, Techway Southwest II and World Houston 19 & 20	4.980%	11/30/05	39,000,000
Oak Creek Distribution Center IV *(assumed)*	5.680%	12/07/05	4,443,000
Weighted Average/Total Amount	5.145%		$ 99,800,000

Mortgage principal payments were $25,880,000 in 2005 and $14,416,000 in 2004. Included in these principal payments are repayments of five mortgages totaling $18,435,000 in 2005 and three mortgages totaling $6,801,000 in 2004. The details of these mortgages are shown in the following table:

MORTGAGE LOANS REPAID IN 2005	INTEREST RATE	DATE REPAID	PAYOFF AMOUNT
Westport Commerce Center	8.000%	03/31/05	$ 2,371,000
Lamar Distribution Center II	6.900%	06/30/05	1,781,000
Exchange Distribution Center I	8.375%	07/01/05	1,762,000
Lake Pointe Business Park	8.125%	07/01/05	9,738,000
JetPort Commerce Park	8.125%	09/30/05	2,783,000
Weighted Average/Total Amount	8.014%		$ 18,435,000
MORTGAGE LOANS REPAID IN 2004			
Eastlake Distribution Center	8.500%	02/17/04	$ 3,000,000
Chamberlain Distribution Center	8.750%	07/01/04	2,172,000
56th Street Commerce Park	8.875%	07/30/04	1,629,000
Weighted Average/Total Amount	8.670%		$ 6,801,000

Depreciation and amortization for continuing operations increased $6,438,000 for 2005 compared to 2004. This increase was primarily due to properties acquired and transferred from development during 2004 and 2005. Property acquisitions and transferred developments were $92 million in 2005 and $49 million in 2004.

NAREIT has recommended supplemental disclosures concerning straight–line rent, capital expenditures and leasing costs. Straight–lining of rent for continuing operations increased income by $1,943,000 in 2005 compared to $2,861,000 in 2004.

Capital Expenditures

Capital expenditures for the years ended December 31, 2005 and 2004 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2005	*2004*
		(In thousands)	
Upgrade on Acquisitions	40 yrs	$ **506**	305
Tenant Improvements:			
New Tenants	Lease Life	**5,892**	4,498
New Tenants *(first generation)* [(1)]	Lease Life	**615**	1,105
Renewal Tenants	Lease Life	**1,374**	1,569
Other:			
Building Improvements	5–40 yrs	**1,312**	1,445
Roofs	5–15 yrs	**318**	1,645
Parking Lots	3–5 yrs	**999**	223
Other	5 yrs	**246**	76
Total capital expenditures		**$ 11,262**	10,866

(1) First generation refers to space that has never been occupied under EastGroup's ownership.

Capitalized Leasing Costs

The Company's leasing costs (principally commissions) are capitalized and included in *Other Assets*. The costs are amortized over the terms of the associated leases and are included in depreciation and amortization expense. Capitalized leasing costs for the years ended December 31, 2005 and 2004 were as follows:

	Estimated Useful Life	*Years Ended December 31,*	
		2005	*2004*
		(In thousands)	
Development	Lease Life	$ **1,405**	656
New Tenants	Lease Life	**2,497**	1,840
New Tenants *(first generation)* [1]	Lease Life	**187**	257
Renewal Tenants	Lease Life	**1,448**	1,429
Total capitalized leasing costs		$ **5,537**	4,182
Amortization of leasing costs [2]		$ **3,863**	3,392

(1) First generation refers to space that has never been occupied under EastGroup's ownership.
(2) Includes discontinued operations.

Discontinued Operations

The results of operations, including interest expense (if applicable), for the properties sold or held for sale during the periods reported are shown under *Discontinued Operations* on the consolidated income statements. The following table presents the components of revenue and expense for the properties sold or held for sale during 2005 and 2004. In addition, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, the operations of the properties sold in 2006 are included in both years. During 2005, the Company sold two properties and one parcel of land and recognized total gains of $1,164,000. In 2004, the Company sold three properties and one parcel of land and recognized total gains of $1,450,000. See Notes 1(f) and 2 in the Notes to the Consolidated Financial Statements for more information related to discontinued operations and gain on the sale of these properties.

Discontinued Operations	*Years Ended December 31,* 2005	2004
	(In thousands)	
Income from real estate operations	$ **5,056**	5,488
Expenses from real estate operations	**(1,275)**	(1,477)
Property net operating income from discontinued operations	**3,781**	4,011
Other income	**94**	87
Interest expense	**(64)**	(132)
Depreciation and amortization	**(1,435)**	(2,018)
Income from real estate operations	**2,376**	1,948
Gain on sale of real estate investments	**1,164**	1,450
Income from discontinued operations	$ **3,540**	3,398

NEW ACCOUNTING PRONOUNCEMENTS

The Company adopted SFAS No. 123 (Revised 2004), *Share-Based Payment,* on January 1, 2006. The new rule required that the compensation cost relating to share-based payment transactions be recognized in the financial statements and that the cost be measured based on the fair value of the equity or liability instruments issued. The Company's adoption of SFAS 123R had no material impact on its overall financial position or results of operations. See Note 10 in the Notes to the Consolidated Financial Statements for more information related to the Company's accounting for stock-based compensation.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective January 1, 2007. The Company expects that the adoption of FIN 48 in 2007 will have little or no impact on its overall financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. EastGroup accounts for its stock-based compensation costs at fair value on the dates of grant as required under SFAS No. 123R. Also, as required under SFAS No. 133, the Company accounts for its interest rate swap cash flow hedge on the Tower Automotive mortgage at fair value. The Company expects that the adoption of Statement 157 in 2008 will have little or no impact on its overall financial position or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. SAB 108 was effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The provisions under SAB 108 changed the way the Company assesses misstatements in its financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $66,571,000 for the year ended December 31, 2006. The primary other sources of cash were from bank borrowings, proceeds from new mortgage notes and a common stock offering, and the sale of real estate properties. The Company distributed $45,219,000 in common and $2,624,000 in preferred stock dividends during 2006. Other primary uses of cash were for bank debt repayments, construction and development of properties, mortgage note payments, the purchase of real estate and capital improvements at various properties.

Total debt at December 31, 2006 and 2005 is detailed below. The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2006 and 2005.

	December 31,		
	2006		*2005*
	(In thousands)		
Mortgage notes payable – fixed rate	$	**417,440**	346,961
Bank notes payable – floating rate		**29,066**	116,764
Total debt	$	**446,506**	463,725

The Company has a three-year, $175 million unsecured revolving credit facility with a group of nine banks that matures in January 2008. The Company customarily uses this line of credit for acquisitions and developments. The interest rate on the facility is based on the LIBOR index and varies according to debt-to-total asset value ratios, with an annual facility fee of 20 basis points. EastGroup's current interest rate under this facility is LIBOR plus 90 basis points, except that it may be lower based upon the competitive bid option in the note (the Company was first eligible under this facility to exercise its option to solicit competitive bid offers in June 2005). The line of credit can be expanded by $100 million and has a one-year extension at EastGroup's option. At December 31, 2006, the weighted average interest rate was 5.83% on a balance of $20,000,000. The interest rate on each tranche is currently reset on a monthly basis. At February 28, 2007, the balance on this line was comprised of a $9 million tranche at 6.22% and $43.7 million in competitive bid loans at a weighted average rate of 5.81%.

The Company has a one-year $20 million unsecured revolving credit facility with PNC Bank, N.A. that matured in November 2006 and was renewed with a maturity date of November 2007. This credit facility is customarily used for working capital needs. The interest rate on the facility is based on LIBOR and varies according to debt-to-total asset value ratios; it is currently LIBOR plus 100 basis points. At December 31, 2006, the interest rate was 6.32% on $9,066,000. EastGroup currently intends to renew this facility upon maturity.

As market conditions permit, EastGroup issues equity, including preferred equity, and/or employs fixed-rate, nonrecourse first mortgage debt to replace the short-term bank borrowings.

On September 13, 2006, EastGroup closed on the sale of 1,437,500 shares of its common stock. The net proceeds from the offering of the shares were approximately $68.1 million after deducting the underwriting discount and other offering expenses. EastGroup used the proceeds to repay borrowings under its credit facilities.

In August 2006, the Company closed on a $38 million, nonrecourse first mortgage loan secured by properties containing 778,000 square feet. The loan has a fixed interest rate of 5.68%, a ten-year term and an amortization schedule of 20 years. The proceeds of the note were used to repay the maturing mortgages on these properties of $15.4 million and to reduce floating rate bank borrowings.

In October 2006, the Company closed on a $78 million, nonrecourse first mortgage loan secured by properties containing 1,316,000 square feet. The loan has a fixed interest rate of 5.97%, a ten-year term and an amortization schedule of 20 years. The proceeds of the note were used to repay a maturing $20.5 million mortgage and to reduce floating rate bank borrowings.

In January 2007, EastGroup purchased three buildings (181,000 square feet) in Charlotte for $9.3 million and a 60,000 square foot building in Dallas for $2.9 million. In addition, subsequent to December 31, 2006, the Company was under contract to purchase four buildings (456,000 square feet) in Charlotte for $21.1 million, four buildings (231,000 square feet) in San Antonio for $10.6 million and a 67,000 square foot building in Denver for $4.1 million.

Contractual Obligations

EastGroup's fixed, noncancelable obligations as of December 31, 2006 were as follows:

	Payments Due by Period				
	Total	*Less Than 1 Year*	*1–3 Years*	*3–5 Years*	*More Than 5 Years*
			(In thousands)		
Fixed Rate Debt Obligations [(1)]	$ 417,440	26,555	56,124	89,588	245,173
Interest on Fixed Rate Debt	146,858	25,007	44,953	36,518	40,380
Variable Rate Debt Obligations [(2)]	29,066	9,066	20,000	–	–
Operating Lease Obligations:					
Office Leases	849	296	553	–	–
Ground Leases	20,515	708	1,414	1,414	16,979
Development Obligations [(3)]	15,393	15,393	–	–	–
Tenant Improvements [(4)]	8,294	8,294	–	–	–
Purchase Obligations [(5)]	9,300	9,300	–	–	–
Total	$ 647,715	94,619	123,044	127,520	302,532

(1) These amounts are included on the Consolidated Balance Sheet. A portion of this debt is backed by a letter of credit totaling $10,156,000 at December 31, 2006. This letter of credit is renewable annually and expires on January 15, 2011.

(2) The Company's variable rate debt changes depending on the Company's cash needs and, as such, both the principal amounts and the interest rates are subject to variability. At December 31, 2006, the interest rate was 6.32% on $9,066,000 for the variable rate debt due in November 2007, and the rate for the $20,000,000 debt due in January 2008 was 5.83%. See Note 6 in the Notes to the Consolidated Financial Statements.

(3) Represents commitments on properties under development, except for tenant improvement obligations.

(4) Represents tenant improvement allowance obligations.

(5) At December 31, 2006, EastGroup was under contract to purchase one property (three buildings) located in Charlotte, which was acquired during January 2007.

The Company anticipates that its current cash balance, operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments will be adequate for (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) distributions to stockholders, (v) capital improvements, (vi) purchases of properties, (vii) development, and (viii) any other normal business activities of the Company, both in the short– and long–term.

INFLATION

Most of the Company's leases include scheduled rent increases. Additionally, most of the Company's leases require the tenants to pay their pro rata share of operating expenses, including real estate taxes, insurance and common area maintenance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. In addition, the Company's leases typically have three to five year terms, which may enable the Company to replace existing leases with new leases at a higher base if rents on the existing leases are below the then–existing market rate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its lines of credit and long–term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's objective for interest rate risk management is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates but also has several variable rate bank lines as discussed under *Liquidity and Capital Resources*. The table below presents the principal payments due and weighted average interest rates for both the fixed rate and variable rate debt.

	2007	*2008*	*2009*	*2010*	*2011*	*Thereafter*	*Total*	*Fair Value*
Fixed rate debt[(1)] *(in thousands)*	$ 26,555	12,967	43,157	11,680	77,908	245,173	417,440	421,271[(2)]
Weighted average interest rate	7.19%	6.26%	6.62%	6.03%	7.05%	5.78%	6.21%	
Variable rate debt *(in thousands)*	$ 9,066	20,000	–	–	–	–	29,066	29,066
Weighted average interest rate	6.32%	5.83%	–	–	–	–	5.98%	

(1) The fixed rate debt shown above includes the Tower Automotive mortgage, which has a variable interest rate based on the one–month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8–year term. Interest and related fees result in an annual effective interest rate of 5.3%.

(2) The fair value of the Company's fixed rate debt is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

As the table above incorporates only those exposures that existed as of December 31, 2006, it does not consider those exposures or positions that could arise after that date. The ultimate impact of interest rate fluctuations on the Company will depend on the exposures that arise during the period and interest rates. If the weighted average interest rate on the variable rate bank debt as shown above changes by 10% or approximately 60 basis points, interest expense and cash flows would increase or decrease by approximately $174,000 annually.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $10,040,000 Tower Automotive Center recourse mortgage, which is summarized in the table below. Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes.

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	*Fair Value at 12/31/06*	*Fair Value at 12/31/05*
	(In thousands)				*(In thousands)*	
Swap	$10,040	12/31/10	1 month LIBOR	4.03%	$314	$311

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's shares of Common Stock are listed for trading on the New York Stock Exchange under the symbol "EGP." The following table shows the high and low share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

Shares of Common Stock Market Prices and Dividends

	Calendar 2006			*Calendar 2005*		
Quarter	***High***	***Low***	***Distributions***	*High*	*Low*	*Distributions*
First	**$48.60**	**44.12**	**$ .490**	$39.90	35.60	$ .485
Second	**47.50**	**42.54**	**.490**	43.50	36.21	.485
Third	**51.29**	**45.23**	**.490**	45.74	39.83	.485
Fourth	**56.50**	**48.95**	**.490**	46.95	40.00	.485
			$1.960			$1.940

As of February 26, 2007, there were approximately 925 holders of record of the Company's 23,704,414 outstanding shares of common stock. The Company distributed all of its 2006 and 2005 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years 2006 and 2005.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,	
	2006	*2005*
Common Share Distributions:		
Ordinary Income	**$1.3660**	1.4816
Return of capital	–	.3724
Unrecaptured Section 1250 long–term capital gain	**.4160**	.0828
Other long–term capital gain	**.1780**	.0032
Total Common Distributions	**$1.9600**	1.9400

FORWARD LOOKING STATEMENTS

The Company's assumptions and financial projections in this annual report are based upon "forward–looking" information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward–looking statements are inherently subject to known and unknown risks and uncertainties, many of which the Company cannot predict, including, without limitation: changes in general economic conditions; the extent of tenant defaults or of any early lease terminations; the Company's ability to lease or re–lease space at current or anticipated rents; changes in the supply of and demand for industrial/warehouse properties; increases in interest rate levels; increases in operating costs; the availability of financing; natural disasters and the Company's ability to obtain adequate insurance; changes in governmental regulation, tax rates and similar matters; and other risks associated with the development and acquisition of properties, including risks that development projects may not be completed on schedule or that development or operating costs may be greater than anticipated. Although the Company believes that the expectations reflected in the forward–looking statements are based upon reasonable assumptions at the time made, the Company can give no assurance that such expectations will be achieved. The Company assumes no obligation whatsoever to publicly update or revise any forward–looking statements. See also the Company's reports to be filed from time to time with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company derived from the audited consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
OPERATING DATA					
Revenues					
Income from real estate operations	$ 133,144	120,710	109,186	102,145	97,253
Equity in earnings of unconsolidated investment	287	450	69	–	–
Other income	182	413	356	151	542
	133,613	121,573	109,611	102,296	97,795
Expenses					
Expenses from real estate operations	37,354	34,496	30,820	30,233	28,088
Depreciation and amortization	41,525	37,871	31,433	30,388	28,356
General and administrative	7,401	6,874	6,711	4,966	4,179
Minority interest in joint ventures	600	484	490	416	375
	86,880	79,725	69,454	66,003	60,998
Operating Income	46,733	41,848	40,157	36,293	36,797
Other Income (Expense)					
Gain on sale of nonoperating real estate	123	–	–	–	–
Gain on sale of real estate investments	–	–	–	–	93
Gain on securities	–	–	–	421	1,836
Interest income	142	247	121	22	309
Interest expense	(24,616)	(23,444)	(20,349)	(18,878)	(17,246)
Income from Continuing Operations	22,382	18,651	19,929	17,858	21,789
Discontinued Operations					
Income from real estate operations	1,125	2,376	1,948	2,475	1,903
Gain (loss) on sale of real estate investments	5,727	1,164	1,450	112	(66)
Income from Discontinued Operations	6,852	3,540	3,398	2,587	1,837
Net Income	29,234	22,191	23,327	20,445	23,626
Preferred dividends–Series A	–	–	–	2,016	3,880
Preferred dividends–Series B	–	–	–	2,598	6,128
Preferred dividends–Series D	2,624	2,624	2,624	1,305	–
Costs on redemption of Series A preferred	–	–	–	1,778	–
Net Income Available to Common Stockholders	$ 26,610	19,567	20,703	12,748	13,618
BASIC PER COMMON SHARE DATA					
Income from continuing operations	$ .88	.74	.83	.57	.74
Income from discontinued operations	.31	.17	.17	.15	.12
Net income available to common stockholders	$ 1.19	.91	1.00	.72	.86
Weighted average shares outstanding	22,372	21,567	20,771	17,819	15,868
DILUTED PER COMMON SHARE DATA					
Income from continuing operations	$ .87	.73	.82	.56	.73
Income from discontinued operations	.30	.16	.16	.14	.11
Net income available to common stockholders	$ 1.17	.89	.98	.70	.84
Weighted average shares outstanding	22,692	21,892	21,088	18,194	16,237
OTHER PER SHARE DATA					
Book value *(at end of year)*	$ 16.28	15.06	15.14	16.01	15.11
Common distributions declared	1.96	1.94	1.92	1.90	1.88
Common distributions paid	1.96	1.94	1.92	1.90	1.88
BALANCE SHEET DATA (AT END OF YEAR)					
Real estate investments, at cost	$ 1,091,491	1,024,459	904,312	842,577	791,684
Real estate investments, net of accumulated depreciation	860,385	818,032	729,250	695,643	672,707
Total assets	911,787	863,538	768,664	729,267	703,737
Mortgage, bond and bank loans payable	446,506	463,725	390,105	338,272	322,300
Total liabilities	490,842	496,972	414,974	360,518	345,493
Minority interest in joint ventures	2,148	1,702	1,884	1,804	1,759
Total stockholders' equity	418,797	364,864	351,806	366,945	356,485

ANNUAL CERTIFICATIONS TO NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION

The Company's Chief Executive Officer submitted his annual certification to the New York Stock Exchange (NYSE) on June 9, 2006, stating that he was not aware of any violation by the Company of the NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual. Furthermore, the certifications of the Company's Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes–Oxley Act of 2002 and applicable SEC regulations have been filed as Exhibits 31(a) and 31(b) to the Company's Annual Report on Form 10–K for the fiscal year ended December 31, 2006 and are included herein on page 56.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a–15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a–15(f). EastGroup's Management Report on Internal Control Over Financial Reporting is presented on page 36.

The report of KPMG LLP, the Company's independent registered public accounting firm, on management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting is presented on page 36.

There was no change in the Company's internal control over financial reporting during the Company's fourth fiscal quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three–year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EastGroup Properties, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three–year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 10 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share–based payments in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2007, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

Jackson, Mississippi
February 27, 2007

KPMG LLP

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

EastGroup's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a–15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, EastGroup conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on EastGroup's evaluation under the framework in *Internal Control – Integrated Framework*, management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jackson, Mississippi
February 27, 2007

EASTGROUP PROPERTIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited management's assessment, included in the accompanying *Management Report on Internal Control over Financial Reporting*, that EastGroup Properties, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that EastGroup Properties, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, EastGroup Properties, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three–year period ended December 31, 2006, and our report dated February 27, 2007, expressed an unqualified opinion on those consolidated financial statements.

Jackson, Mississippi
February 27, 2007

KPMG LLP

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2006	2005
	(In thousands, except for share and per share data)	
ASSETS		
Real estate properties	$ 973,910	943,585
Development	114,986	77,483
	1,088,896	1,021,068
Less accumulated depreciation	(231,106)	(206,427)
	857,790	814,641
Real estate held for sale	–	773
Unconsolidated investment	2,595	2,618
Cash	940	1,915
Other assets	50,462	43,591
TOTAL ASSETS	$ 911,787	863,538
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ 417,440	346,961
Notes payable to banks	29,066	116,764
Accounts payable & accrued expenses	32,589	22,941
Other liabilities	11,747	10,306
	490,842	496,972
Minority interest in joint ventures	2,148	1,702
STOCKHOLDERS' EQUITY		
Series C Preferred Shares; $.0001 par value; 600,000 shares authorized; no shares issued	–	–
Series D 7.95% Cumulative Redeemable Preferred Shares and additional paid–in capital; $.0001 par value; 1,320,000 shares authorized and issued; stated liquidation preference of $33,000	32,326	32,326
Common shares; $.0001 par value; 68,080,000 shares authorized; 23,701,275 shares issued and outstanding at December 31, 2006 and 22,030,682 at December 31, 2005	2	2
Excess shares; $.0001 par value; 30,000,000 shares authorized; no shares issued	–	–
Additional paid–in capital on common shares	463,170	390,155
Distributions in excess of earnings	(77,015)	(57,930)
Accumulated other comprehensive income	314	311
	418,797	364,864
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 911,787	863,538

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2006	2005	2004
	(In thousands, except per share data)		
REVENUES			
Income from real estate operations	$ 133,144	120,710	109,186
Equity in earnings of unconsolidated investment	287	450	69
Other income	182	413	356
	133,613	121,573	109,611
EXPENSES			
Expenses from real estate operations	37,354	34,496	30,820
Depreciation and amortization	41,525	37,871	31,433
General and administrative	7,401	6,874	6,711
Minority interest in joint ventures	600	484	490
	86,880	79,725	69,454
OPERATING INCOME	46,733	41,848	40,157
OTHER INCOME (EXPENSE)			
Gain on sale of nonoperating real estate	123	–	–
Interest income	142	247	121
Interest expense	(24,616)	(23,444)	(20,349)
INCOME FROM CONTINUING OPERATIONS	22,382	18,651	19,929
DISCONTINUED OPERATIONS			
Income from real estate operations	1,125	2,376	1,948
Gain on sale of real estate investments	5,727	1,164	1,450
INCOME FROM DISCONTINUED OPERATIONS	6,852	3,540	3,398
NET INCOME	29,234	22,191	23,327
Preferred dividends–Series D	2,624	2,624	2,624
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ 26,610	19,567	20,703
BASIC PER COMMON SHARE DATA			
Income from continuing operations	$ .88	.74	.83
Income from discontinued operations	.31	.17	.17
Net income available to common stockholders	$ 1.19	.91	1.00
Weighted average shares outstanding	22,372	21,567	20,771
DILUTED PER COMMON SHARE DATA			
Income from continuing operations	$ .87	.73	.82
Income from discontinued operations	.30	.16	.16
Net income available to common stockholders	$ 1.17	.89	.98
Weighted average shares outstanding	22,692	21,892	21,088
Dividends declared per common share	$ 1.96	1.94	1.92

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Distributions In Excess Of Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(In thousands, except for share and per share data)					
BALANCE, DECEMBER 31, 2003	$ 32,326	2	350,242	(15,595)	(30)	366,945
Comprehensive income						
Net income	–	–	–	23,327	–	23,327
Net unrealized change in fair value of interest rate swap	–	–	–	–	44	44
Total comprehensive income						23,371
Common dividends declared – $1.92 per share	–	–	–	(40,315)	–	(40,315)
Preferred dividends declared – $1.9876 per share	–	–	–	(2,624)	–	(2,624)
Stock-based compensation, net of forfeitures	–	–	1,489	–	–	1,489
Issuance of 167,380 shares of common stock, options exercised	–	–	2,592	–	–	2,592
Issuance of 10,247 shares of common stock, dividend reinvestment plan	–	–	357	–	–	357
Other	–	–	(9)	–	–	(9)
BALANCE, DECEMBER 31, 2004	32,326	2	354,671	(35,207)	14	351,806
Comprehensive income						
Net income	–	–	–	22,191	–	22,191
Net unrealized change in fair value of interest rate swap	–	–	–	–	297	297
Total comprehensive income						22,488
Common dividends declared – $1.94 per share	–	–	–	(42,290)	–	(42,290)
Preferred dividends declared – $1.9876 per share	–	–	–	(2,624)	–	(2,624)
Issuance of 860,000 shares of common stock, common stock offering, net of expenses	–	–	31,597	–	–	31,597
Stock-based compensation, net of forfeitures	–	–	2,073	–	–	2,073
Issuance of 72,415 shares of common stock, options exercised	–	–	1,507	–	–	1,507
Issuance of 8,279 shares of common stock, dividend reinvestment plan	–	–	346	–	–	346
Other	–	–	(39)	–	–	(39)
BALANCE, DECEMBER 31, 2005	32,326	2	390,155	(57,930)	311	364,864
Comprehensive income						
Net income	–	–	–	29,234	–	29,234
Net unrealized change in fair value of interest rate swap	–	–	–	–	3	3
Total comprehensive income						29,237
Common dividends declared – $1.96 per share	–	–	–	(45,695)	–	(45,695)
Preferred dividends declared – $1.9876 per share	–	–	–	(2,624)	–	(2,624)
Issuance of 1,437,500 shares of common stock, common stock offering, net of expenses	–	–	68,112	–	–	68,112
Stock-based compensation, net of forfeitures	–	–	2,943	–	–	2,943
Issuance of 118,269 shares of common stock, options exercised	–	–	2,154	–	–	2,154
Issuance of 6,236 shares of common stock, dividend reinvestment plan	–	–	305	–	–	305
Other	–	–	(499)	–	–	(499)
BALANCE, DECEMBER 31, 2006	$ 32,326	2	463,170	(77,015)	314	418,797

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2006	2005	2004
	(In thousands)		
OPERATING ACTIVITIES			
Net income	**$ 29,234**	22,191	23,327
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization from continuing operations	**41,525**	37,871	31,433
Depreciation and amortization from discontinued operations	**692**	1,435	2,018
Minority interest depreciation and amortization	**(151)**	(141)	(143)
Amortization of mortgage loan premiums	**(403)**	(333)	(24)
Gain on sale of real estate investments	**(5,850)**	(1,164)	(1,450)
Stock–based compensation expense	**2,125**	1,593	959
Equity in earnings of unconsolidated investment net of distributions	**23**	(20)	(69)
Changes in operating assets and liabilities:			
Accrued income and other assets	**(4,765)**	336	(2,714)
Accounts payable, accrued expenses and prepaid rent	**4,141**	5,798	4,283
NET CASH PROVIDED BY OPERATING ACTIVITIES	**66,571**	67,566	57,620
INVESTING ACTIVITIES			
Real estate development	**(77,666)**	(58,192)	(19,196)
Purchases of real estate	**(19,539)**	(46,507)	(19,666)
Real estate improvements	**(13,470)**	(11,262)	(10,866)
Proceeds from sale of real estate investments	**38,412**	6,034	5,340
Purchase of unconsolidated investment	–	–	(9,187)
Distributions from unconsolidated investment	–	6,658	–
Advances on mortgage loans receivable	–	–	(7,550)
Repayments on mortgage loans receivable	–	7,550	–
Changes in other assets and other liabilities	**(2,792)**	(2,794)	(3,938)
NET CASH USED IN INVESTING ACTIVITIES	**(75,055)**	(98,513)	(65,063)
FINANCING ACTIVITIES			
Proceeds from bank borrowings	**191,689**	187,286	153,572
Repayments on bank borrowings	**(279,387)**	(156,953)	(119,691)
Proceeds from mortgage notes payable	**116,000**	39,000	30,300
Principal payments on mortgage notes payable	**(45,071)**	(25,880)	(14,416)
Debt issuance costs	**(1,048)**	(664)	(1,436)
Distributions paid to stockholders	**(47,843)**	(44,907)	(42,550)
Proceeds from common stock offerings	**68,112**	31,597	–
Proceeds from exercise of stock options	**2,154**	1,507	2,592
Proceeds from dividend reinvestment plan	**305**	346	357
Other	**2,598**	322	(1,863)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**7,509**	31,654	6,865
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(975)**	707	(578)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,915**	1,208	1,786
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 940**	1,915	1,208
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amount capitalized of $4,336, $2,485 and $1,715 for 2006, 2005 and 2004, respectively	**$ 23,870**	22,842	19,638
Fair value of debt assumed by the Company in the purchase of real estate	–	30,500	2,091
Fair value of common stock awards issued to employees and directors, net of forfeitures	**3,234**	1,000	879

See accompanying notes to consolidated financial statements.

DECEMBER 31, 2006, 2005 AND 2004

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc., its wholly-owned subsidiaries and its investment in any joint ventures in which the Company has a controlling interest. At December 31, 2005 and 2004, the Company had a controlling interest in one joint venture: the 80% owned University Business Center. At December 31, 2006, the Company had a controlling interest in two joint ventures: the 80% owned University Business Center and the 80% owned Castilian Research Center. The Company records 100% of the joint ventures' assets, liabilities, revenues and expenses with minority interests provided for in accordance with the joint venture agreements. The equity method of accounting is used for the Company's 50% undivided tenant-in-common interest in Industry Distribution Center II. All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) reinvesting the sales price of properties sold through tax-deferred exchanges, allowing for a deferral of capital gains on the sale, (ii) paying out capital gains to the stockholders with no tax to the Company, or (iii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2006, 2005 and 2004 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary. The following table summarizes the federal income tax treatment for all distributions by the Company for the years ended 2006, 2005 and 2004.

Federal Income Tax Treatment of Share Distributions

	Years Ended December 31,		
	2006	*2005*	*2004*
Common Share Distributions:			
Ordinary income	**$1.3660**	1.4816	1.4860
Return of capital	–	.3724	.4060
Unrecaptured Section 1250 long-term capital gain	**.4160**	.0828	.0140
Other long-term capital gain	**.1780**	.0032	.0140
Total Common Distributions	**$1.9600**	1.9400	1.9200
Series D Preferred Share Distributions:			
Ordinary income	**$1.3852**	1.8788	1.9512
Unrecaptured Section 1250 long-term capital gain	**.4220**	.1044	.0184
Other long-term capital gain	**.1804**	.0044	.0180
Total Preferred D Distributions	**$1.9876**	1.9876	1.9876

The Company's income differs for tax and financial reporting purposes principally because of (1) the timing of the deduction for the provision for possible losses and losses on investments, (2) the timing of the recognition of gains or losses from the sale of investments, (3) different depreciation methods and lives, (4) real estate properties having a different basis for tax and financial reporting purposes, and (5) differences in book and tax allowances for stock-based compensation expense.

(c) Income Recognition

Minimum rental income from real estate operations is recognized on a straight-line basis. The straight-line rent calculation on leases includes the effects of rent concessions and scheduled rent increases, and the calculated straight-line rent income is recognized over the lives of the individual leases. The Company maintains allowances for doubtful accounts receivables, including deferred rent receivable, based upon estimates determined by management. Management specifically analyzes aged receivables, customer credit-worthiness, historical bad debts and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Interest income on mortgage loans receivable is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected.

The Company recognizes gains on sales of real estate in accordance with the principles set forth in Statement of Financial Accounting Standards (SFAS) No. 66, *Accounting for Sales of Real Estate*. Upon closing of real estate transactions, the provisions of SFAS No. 66 require consideration for the transfer of rights of ownership to the purchaser, receipt of an adequate cash down payment from the purchaser, adequate continuing investment by the purchaser and no substantial continuing involvement by the Company. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized by a method other than the full accrual method.

(d) Real Estate Properties

EastGroup has one reportable segment—industrial properties. These properties are concentrated in major Sunbelt markets of the United States, primarily in the states of Florida, Texas, Arizona and California, have similar economic characteristics and also meet the other criteria that permit the properties to be aggregated into one reportable segment. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Real estate properties held for investment are reported at the lower of the carrying amount or fair value. Depreciation of buildings and other improvements, including personal property, is computed using the straight–line method over estimated useful lives of generally 40 years for buildings and 3 to 15 years for improvements and personal property. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that extend the useful life of or improve the assets are capitalized. Depreciation expense for continuing and discontinued operations was $35,428,000, $32,693,000 and $29,249,000 for 2006, 2005 and 2004, respectively.

(e) Development

During the period when a property is under development, costs associated with development (i.e., land, construction costs, interest expense during construction and lease–up, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalized costs of the property. Included in these costs are management's estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities. As the property becomes occupied, interest, depreciation, property taxes and other costs for the percentage occupied only are expensed as incurred. When the property becomes 80% occupied or one year after completion of the shell construction, whichever comes first, the property is no longer considered a development property and becomes an industrial property. When the property becomes classified as an industrial property, the entire property is depreciated accordingly, and all interest and property taxes are expensed.

(f) Real Estate Held for Sale

Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under SFAS No. 144, the results of operations for the properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the consolidated income statements. Interest expense is not generally allocated to the properties that are held for sale or whose operations are included under *Discontinued Operations* unless the mortgage is required to be paid in full upon the sale of the property.

(g) Derivative Instruments and Hedging Activities

The Company applies SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which requires that all derivatives be recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in fair value are to be reported either in earnings or as a component of stockholders' equity depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish at the inception of the hedge the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company has an interest rate swap agreement, which is summarized in Note 6.

(h) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(i) Amortization

Debt origination costs are deferred and amortized using the straight–line method over the term of the loan. Amortization of loan costs for continuing operations was $819,000, $801,000 and $831,000 for 2006, 2005 and 2004, respectively.

Leasing costs are deferred and amortized using the straight–line method over the term of the lease. Leasing costs amortization expense for continuing and discontinued operations was $4,304,000, $3,863,000 and $3,392,000 for 2006, 2005 and 2004, respectively. Amortization expense for in–place lease intangibles is disclosed in *Business Combinations and Acquired Intangibles*.

(j) Business Combinations and Acquired Intangibles

Upon acquisition of real estate properties, the Company applies the principles of SFAS No. 141, *Business Combinations*, to determine the allocation of the purchase price among the individual components of both the tangible and intangible assets based on their respective fair values. The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms for similar properties. The cost of the properties acquired may be adjusted based on indebtedness assumed from the seller that is determined to be above or below market rates. Factors considered by management in allocating the cost of the properties acquired include an estimate of carrying costs during the expected lease–up periods considering current market conditions and costs to execute similar leases. The allocation to tangible assets (land, building and improvements) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models.

The remaining purchase price is allocated among three categories of intangible assets consisting of the above or below market component of in–place leases, the value of in–place leases and the value of customer relationships. The value allocable to the above or below market component of an acquired in–place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above and below market leases are included in Other Assets and Other Liabilities, respectively, on the consolidated balance sheets and are amortized to rental income over the remaining terms of the respective leases. The total amount of intangible assets is further allocated to in–place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in Other Assets on the consolidated balance sheets and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable. Amortization expense for in–place lease intangibles was $2,485,000, $2,750,000 and $810,000 for 2006, 2005 and 2004, respectively. Amortization of above and below market leases was immaterial for all periods presented. Projected amortization of in–place lease intangibles for the next five years as of December 31, 2006 is as follows:

Years Ending December 31,	*(In thousands)*
2007	$ 1,980
2008	1,200
2009	756
2010	350
2011	212

The Company acquired one property during 2006 for a cost of $19,539,000, of which $18,690,000 was allocated to real estate properties. In accordance with SFAS No. 141, intangibles associated with the purchase of real estate were allocated as follows: $1,095,000 to in–place lease intangibles (included in Other Assets on the balance sheet) and $246,000 to below market leases (included in Other Liabilities on the balance sheet). These costs are amortized over the remaining lives of the associated leases in place at the time of acquisition.

Total cost of the properties acquired for 2005 was $76,786,000, of which $70,882,000 was allocated to real estate properties. Intangibles associated with the purchases of real estate were allocated as follows: $5,882,000 to in–place lease intangibles and $337,000 to above market leases (both included in Other Assets on the balance sheet) and $315,000 to below market leases. The Company paid cash of $46,286,000 for the properties and intangibles acquired, assumed mortgages of $29,218,000 and recorded premiums totaling $1,282,000 to adjust the mortgage loans assumed to fair value.

The Company periodically reviews (at least annually) the recoverability of goodwill and (on a quarterly basis) the recoverability of other intangibles for possible impairment. In management's opinion, no material impairment of goodwill and other intangibles existed at December 31, 2006 and 2005.

(k) Stock–Based Compensation

The Company has a management incentive plan that was approved by shareholders and adopted in 2004, which authorizes the issuance of common stock to employees in the form of options, stock appreciation rights, restricted stock, deferred stock units, performance shares, stock bonuses and stock. Typically, the Company issues new shares to fulfill stock grants or upon the exercise of stock options.

Under the modified prospective application method, the Company continues to recognize compensation expense on a straight–line basis over the service period for awards that precede the adoption of SFAS No. 123 (Revised 2004), *Share–Based Payment*, on January 1, 2006. (Prior to the adoption of SFAS No. 123R, the Company had adopted the fair value recognition provisions of SFAS No. 148, *Accounting for Stock–Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock–Based Compensation*, prospectively to all awards granted, modified, or settled after January 1, 2002.) The expense for performance–based awards after January 1, 2006 is determined using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight–line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight–line method. The expense for market–based awards after January 1, 2006 and awards that only require service are expensed on a straight–line basis over the requisite service periods.

The total compensation expense for service and performance based awards is based upon the fair market value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition are determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

During the restricted period for awards not subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. For shares subject to contingencies, dividends are accrued based upon the number of shares expected to vest. Share certificates and dividends are delivered to the employee as they vest.

(l) Earnings Per Share

Basic earnings per share (EPS) represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding.

Diluted EPS represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company calculates diluted EPS by dividing net income available to common stockholders by the weighted average number of common shares outstanding plus the dilutive effect of nonvested restricted stock and stock options had the options been exercised. The dilutive effect of stock options and their equivalents (such as nonvested restricted stock) was determined using the treasury stock method which assumes exercise of the options as of the beginning of the period or when issued, if later, and assumes proceeds from the exercise of options are used to purchase common stock at the average market price during the period.

(m) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period, and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(n) New Accounting Pronouncements

The Company adopted SFAS No. 123 (Revised 2004), *Share–Based Payment*, on January 1, 2006. The new rule required that the compensation cost relating to share–based payment transactions be recognized in the financial statements and that the cost be measured based on the fair value of the equity or liability instruments issued. The Company's adoption of SFAS 123R had no material impact on its overall financial position or results of operations. See Note 10 in the Notes to the Consolidated Financial Statements for more information related to the Company's accounting for stock–based compensation.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective January 1, 2007. The Company expects that the adoption of FIN 48 in 2007 will have little or no impact on its overall financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. EastGroup accounts for its stock–based compensation costs at fair value on the dates of grant as required under SFAS No. 123R. Also, as required under SFAS No. 133, the Company accounts for its interest rate swap cash flow hedge on the Tower Automotive mortgage at fair value. The Company expects that the adoption of Statement 157 in 2008 will have little or no impact on its overall financial position or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which provides guidance on quantifying and evaluating the materiality of unrecorded misstatements. SAB 108 was effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The provisions under SAB 108 changed the way the Company assesses misstatements in its financial statements.

(o) Reclassifications

Certain reclassifications have been made in the 2005 and 2004 consolidated financial statements to conform to the 2006 presentation. These amounts include reclassifications in the accompanying consolidated statements of cash flows. The reclassifications in 2005 resulted in an increase of $593,000 in cash flows from operating activities, an increase of $455,000 in investing activities and a decrease of $1,048,000 in financing activities. The reclassifications in 2004 resulted in an increase of $96,000 in cash flows from operating activities, an increase of $297,000 in investing activities and a decrease of $393,000 in financing activities. These reclassifications were immaterial to the prior periods presented.

(2) REAL ESTATE OWNED

The Company's real estate properties at December 31, 2006 and 2005 were as follows:

	December 31,	
	2006	*2005*
	(In thousands)	
Real estate properties:		
Land	$ **154,384**	152,954
Buildings and building improvements	**670,751**	656,897
Tenant and other improvements	**148,775**	133,734
Development	**114,986**	77,483
	1,088,896	1,021,068
Less accumulated depreciation	**(231,106)**	(206,427)
	$ **857,790**	814,641

The Company is currently developing the properties detailed below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on real estate properties for 2006 were $4,336,000 compared to $2,485,000 for 2005 and $1,715,000 for 2004.

Total capital investment for development during 2006 was $77,666,000. In addition to the costs incurred for the year as detailed in the table below, development costs included $2,549,000 for improvements on developments during the 12–month period following transfer to *Real Estate Properties*.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DEVELOPMENT	Size (Unaudited) (Square feet)	Costs Incurred: Costs Transferred in 2006 [1]	Costs Incurred: For the Year Ended 12/31/06	Costs Incurred: Cumulative as of 12/31/06	Estimated Total Costs (Unaudited)
		(In thousands)			
LEASE-UP					
Santan 10 II, Chandler, AZ	85,000	$ –	2,628	5,501	5,600
Southridge II, Orlando, FL	41,000	–	2,090	3,546	4,700
World Houston 15, Houston, TX	63,000	–	2,099	4,526	5,800
Oak Creek III, Tampa, FL	61,000	–	2,517	3,459	3,900
Arion 17, San Antonio, TX	40,000	–	1,610	2,938	3,500
Southridge VI, Orlando, FL	81,000	2,580	2,391	4,971	5,700
Oak Creek V, Tampa, FL	100,000	1,389	3,444	4,833	6,400
Total Lease-up	471,000	3,969	16,779	29,774	35,600
UNDER CONSTRUCTION					
Southridge III, Orlando, FL	81,000	1,532	2,921	4,453	5,900
Beltway Crossing II, III & IV, Houston, TX	160,000	2,388	4,765	7,153	9,300
Castilian Research Center, Santa Barbara, CA	35,000	–	731	4,922	7,300
World Houston 22, Houston, TX	68,000	1,926	1,144	3,070	4,000
SunCoast I & II, Fort Myers, FL	126,000	3,247	2,031	5,278	10,900
World Houston 23, Houston, TX	125,000	1,274	3,223	4,497	8,400
Arion 16, San Antonio, TX	64,000	758	1,626	2,384	4,200
40th Avenue Distribution Center, Phoenix, AZ	89,000	1,101	–	1,101	6,100
Interstate Commons III, Phoenix, AZ	38,000	573	–	573	3,200
Oak Creek A & B, Tampa, FL [2]	35,000	751	–	751	3,300
World Houston 24, Houston, TX	93,000	1,101	–	1,101	5,600
World Houston 25, Houston, TX	66,000	645	–	645	3,700
Total Under Construction	980,000	15,296	16,441	35,928	71,900
PROSPECTIVE DEVELOPMENT (PRIMARILY LAND)					
Phoenix, AZ	271,000	(1,674)	7,028	6,515	22,800
Tucson, AZ	70,000	–	–	326	3,500
Tampa, FL	329,000	(2,140)	1,926	4,657	15,600
Orlando, FL	652,000	(4,112)	3,898	8,371	47,500
West Palm Beach, FL	20,000	–	131	685	2,300
Fort Myers, FL	752,000	(3,247)	13,979	12,668	56,000
El Paso, TX	251,000	–	–	2,444	9,600
Houston, TX	943,000	(6,561)	4,554	9,507	53,900
San Antonio, TX	303,000	(758)	3,164	3,406	20,600
Jackson, MS	28,000	–	–	705	2,000
Total Prospective Development	3,619,000	(18,492)	34,680	49,284	233,800
	5,070,000	$ 773	67,900	114,986	341,300
DEVELOPMENTS COMPLETED AND TRANSFERRED TO REAL ESTATE PROPERTIES DURING 2006					
Southridge V, Orlando, FL	70,000	$ –	(214)	4,458	
Executive Airport CC II, Fort Lauderdale, FL	55,000	–	38	4,522	
Palm River South II, Tampa, FL	82,000	–	862	4,897	
Southridge I, Orlando, FL	41,000	–	735	3,666	
Southridge IV, Orlando, FL	70,000	–	1,297	4,727	
Sunport Center VI, Orlando, FL	63,000	–	604	3,938	
Techway SW III, Houston, TX	100,000	–	248	4,644	
Arion 14, San Antonio, TX	66,000	–	1,876	3,527	
World Houston 21, Houston, TX	68,000	–	1,771	3,863	
Total Transferred to Real Estate Properties	615,000	$ –	7,217	38,242 [3]	

(1) Represents costs transferred from Prospective Development (principally land) to Under Construction during the year and $773,000 that was transferred from the category "held for sale."
(2) These properties are being developed for sale.
(3) Represents cumulative costs at the date of transfer.

Real estate held for sale, consisting of two parcels of land in Houston, Texas, was $773,000 at December 31, 2005. As a result of a change in plans by management, this land was transferred into the development program during 2006. Five Memphis properties—Senator 1, Senator 2, Southeast Crossing, Lamar 1 and Crowfarn—and the Auburn Hills Facility in Michigan were transferred to real estate held for sale during 2006 and were subsequently sold. The sale of these properties continues to reflect the Company's plan of reducing ownership in Memphis and other noncore markets, as market conditions permit.

Real estate properties that are held for sale are reported at the lower of the carrying amount or fair value less estimated costs to sell and are not depreciated while they are held for sale. In accordance with the guidelines established under SFAS No. 144, the results of operations for the properties sold or held for sale during the reported periods are shown under *Discontinued Operations* on the consolidated income statements. No interest expense was allocated to the properties that are held for sale or whose operations are included under *Discontinued Operations* except for Lamar Distribution Center II, the mortgage of which was required to be paid in full upon the sale of the property in June 2005. Accordingly, *Discontinued Operations* includes interest expense of $64,000 and $132,000 for 2005 and 2004, respectively. A summary of gain on sale of real estate investments for the years ended December 31, 2006, 2005 and 2004 follows:

Gain on Sale of Real Estate Investments

Real Estate Properties	*Location*	*Size*	*Date Sold*	*Net Sales Price*	*Basis*	*Deferred Gain*	*Recognized Gain*
					(In thousands)		
2006							
Madisonville land	Madisonville, KY	1.2 Acres	01/05/06	$ 804	27	162	615
Senator I & II/Southeast Crossing	Memphis, TN	534,000 SF	03/09/06	14,870	14,466	–	404
Dallas land	Dallas, TX	0.1 Acre	03/16/06	66	13	–	53
Lamar Distribution Center I	Memphis, TN	125,000 SF	06/30/06	2,980	2,951	–	29
Crowfarn Distribution Center	Memphis, TN	106,000 SF	12/14/06	2,650	2,263	–	387
Auburn Facility	Auburn Hills, MI	114,000 SF	12/28/06	17,251	12,698	329	4,224
Fort Myers land	Fort Myers, FL	.8 Acre	12/29/06	267	144	–	123
Deferred gain recognized from previous sale							15
				$ 38,888	32,562	491	5,850
2005							
Delp Distribution Center II	Memphis, TN	102,000 SF	02/23/05	$ 2,085	1,708	–	377
Lamar Distribution Center II	Memphis, TN	151,000 SF	06/30/05	3,725	2,956	15	754
Sabal Land	Tampa, FL	1.9 Acres	09/30/05	239	206	–	33
				$ 6,049	4,870	15	1,164
2004							
Getwell Distribution Center	Memphis, TN	26,000 SF	06/30/04	$ 746	685	–	61
Sample 95 Business Park III	Pompano Beach,	18,000 SF	07/01/04	1,994	711	–	1,283
Viscount Distribution Center	Dallas, TX	104,000 SF	08/20/04	2,197	2,091	–	106
Sabal Land	Tampa, FL	4.4 Acres	10/04/04	403	403	–	–
				$ 5,340	3,890	–	1,450

The following schedule indicates approximate future minimum rental receipts under noncancelable leases for real estate properties by year as of December 31, 2006:

Future Minimum Rental Receipts Under Noncancelable Leases

Years Ending December 31.	*(In thousands)*
2007	$ 104,776
2008	84,646
2009	62,874
2010	43,023
2011	28,379
Thereafter	50,686
Total minimum receipts	$ 374,384

Ground Leases

As of December 31, 2006, the Company owned two properties in Florida, two properties in Texas, one property in Arizona and one property in Mississippi that are subject to ground leases. These leases have terms of 40 to 75 years, expiration dates of August 2031 to November 2076, and renewal options of 15 to 35 years, except for the one lease in Arizona which is automatically renewed annually. Total lease expenditures for the years ended December 31, 2006, 2005 and 2004 were $707,000, $686,000 and $679,000, respectively. Payments on five of the properties are subject to increases at 3 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date or the Consumer Price Index percentage increase since the base rent date. The following schedule indicates approximate future minimum lease payments for these properties by year as of December 31, 2006:

Future Minimum Ground Lease Payments

Years Ending December 31,		*(In thousands)*
2007	$	708
2008		707
2009		707
2010		707
2011		707
Thereafter		16,979
Total minimum payments	$	20,515

(3) UNCONSOLIDATED INVESTMENT

In November 2004, the Company acquired a 50% undivided tenant–in–common interest in Industry Distribution Center II, a 309,000 square foot warehouse distribution building in the City of Industry (Los Angeles), California. The building was constructed in 1998 and is 100% leased through December 2014 to a single tenant who owns the other 50% interest in the property. This investment is accounted for under the equity method of accounting and had a carrying value of $2,595,000 at December 31, 2006. At the end of May 2005, EastGroup and the property co–owner closed a nonrecourse first mortgage loan secured by Industry Distribution Center II. The $13.3 million loan has a fixed interest rate of 5.31%, a ten–year term and an amortization schedule of 25 years. The co–owner's 50% share of the loan proceeds ($6.65 million) were paid to EastGroup and reduced the Company's mortgage loan receivable (see Note 4). EastGroup's 50% share of the loan proceeds ($6.65 million) reduced the carrying value of the investment. EastGroup's share of this mortgage was $6,585,000 at December 31, 2005 and $6,451,000 at December 31, 2006.

(4) MORTGAGE LOANS RECEIVABLE

In connection with the closing of the investment in Industry Distribution Center II, EastGroup advanced a total of $7,550,000 in two separate notes to the property co–owner, one for $6,750,000 and one for $800,000. As discussed in Note 3, the Company and the property co–owner secured permanent fixed–rate financing on the investment in Industry Distribution Center II in May 2005. As part of this transaction, the loan proceeds payable to the property co–owner ($6.65 million) were paid to EastGroup to reduce the $6.75 million note. Also at the closing of the permanent financing, the co–owner repaid the remaining balance of $100,000 on this note. The $800,000 note was repaid in full to EastGroup during the last half of 2005. Mortgage interest income for these notes was $224,000 for 2005 and $65,000 for 2004.

(5) OTHER ASSETS

A summary of the Company's Other Assets follows:

		December 31,	
		2006	*2005*
		(In thousands)	
Leasing costs (principally commissions), net of accumulated amortization	**$**	**15,821**	13,630
Straight–line rent receivable, net of allowance for doubtful accounts		**13,530**	12,773
Accounts receivable, net of allowance for doubtful accounts		**5,189**	2,930
Acquired in–place lease intangibles, net of accumulated amortization of $4,294 and $3,580 for 2006 and 2005, respectively		**4,674**	6,062
Goodwill		**990**	990
Prepaid expenses and other assets		**10,258**	7,206
	$	**50,462**	43,591

(6) NOTES PAYABLE TO BANKS

The Company has a three–year, $175 million unsecured revolving credit facility with a group of nine banks that matures in January 2008. The Company customarily uses this line of credit for acquisitions and developments. The interest rate on the facility is based on the LIBOR index and varies according to debt–to–total asset value ratios, with an annual facility fee of 20 basis points. EastGroup's current interest rate under this facility is LIBOR plus 90 basis points, except that it may be lower based upon the competitive bid option in the note (the Company was first eligible under this facility to exercise its option to solicit competitive bid offers in June 2005). The line of credit can be expanded by $100 million and has a one–year extension at EastGroup's option. At December 31, 2006, the weighted average interest rate was 5.83% on a balance of $20,000,000. The interest rate on each tranche is currently reset on a monthly basis.

The Company has a one–year $20 million unsecured revolving credit facility with PNC Bank, N.A. that matured in November 2006 and was renewed with a maturity date of November 2007. This credit facility is customarily used for working capital needs. The interest rate on the facility is based on LIBOR and varies according to debt–to–total asset value ratios; it is currently LIBOR plus 100 basis points. At December 31, 2006, the interest rate was 6.32% on $9,066,000. EastGroup currently intends to renew this facility upon maturity.

Average bank borrowings were $91,314,000 in 2006 compared to $100,504,000 in 2005 with weighted average interest rates of 6.12% in 2006 compared to 4.53% in 2005. Weighted average interest rates including amortization of loan costs were 6.50% for 2006 and 4.89% for 2005. Amortization of bank loan costs was $355,000, $357,000 and $404,000 for 2006, 2005 and 2004, respectively.

The Company's bank credit facilities have certain restrictive covenants, and the Company was in compliance with all of its debt covenants at December 31, 2006.

The Company has an interest rate swap agreement to hedge its exposure to the variable interest rate on the Company's $10,040,000 Tower Automotive Center recourse mortgage (see Note 7). Under the swap agreement, the Company effectively pays a fixed rate of interest over the term of the agreement without the exchange of the underlying notional amount. This swap is designated as a cash flow hedge and is considered to be fully effective in hedging the variable rate risk associated with the Tower mortgage loan. Changes in the fair value of the swap are recognized in accumulated other comprehensive income (loss). The Company does not hold or issue this type of derivative contract for trading or speculative purposes. The interest rate swap agreement is summarized as follows:

Type of Hedge	*Current Notional Amount*	*Maturity Date*	*Reference Rate*	*Fixed Rate*	***Fair Value at 12/31/06***	*Fair Value at 12/31/05*
	(In thousands)				*(In thousands)*	
Swap	$10,040[1]	12/31/10	1 month LIBOR	4.03%	**$314**	$311

(1) This mortgage is backed by a letter of credit totaling $10,156,000 at December 31, 2006. The letter of credit is renewable annually and expires on January 15, 2011.

(7) MORTGAGE NOTES PAYABLE

A summary of mortgage notes payable follows:

Property	*Rate*	*Monthly P&I Payment*	*Maturity Date*	*Carrying Amount of Securing Real Estate at December 31, 2006*	***Balance at December 31, 2006***	*Balance at December 31, 2005*
				(In thousands)		
Huntwood Distribution Center	7.990%	$ 100,250	Repaid	$ –	–	10,761
Wiegman Distribution Center	7.990%	46,269	Repaid	–	–	4,967
Arion Business Park	4.450%	102,329	Repaid	–	–	20,784
World Houston 1 & 2	7.770%	33,019	04/15/07	4,855	**4,044**	4,122
East University I & II, Broadway VI, 55th Avenue and Ethan Allen	8.060%	96,974	06/26/07	19,962	**10,336**	10,653
Dominguez, Kingsview, Walnut, Washington, Industry and Shaw	6.800%	358,770	03/01/09	53,258	**35,723**	37,532
Oak Creek Distribution Center I	8.875%	52,109	09/01/09	5,785	**1,521**	1,988
Tower Automotive Center *(recourse)*[1]	5.300%	Semiannual	01/15/11	9,530	**10,040**	10,345
Interstate I, II & III, Venture, Stemmons Circle, Glenmont I & II, West Loop I & II, Butterfield Trail and Rojas	7.250%	325,263	05/01/11	43,225	**40,606**	41,529
America Plaza, Central Green and World Houston 3–9	7.920%	191,519	05/10/11	26,076	**24,625**	24,958
University Business Center (120 & 130 Cremona)	6.430%	81,856	05/15/12	9,271	**5,782**	6,372
University Business Center (125 & 175 Cremona)	7.980%	88,607	06/01/12	12,723	**10,265**	10,499
Oak Creek Distribution Center IV	5.680%	31,253	06/01/12	6,829	**4,270**	4,439
Airport Distribution, Southpointe, Broadway I, III & IV, Southpark, 51st Avenue, Chestnut, Main Street, Interchange Business Park, North Stemmons I and World Houston 12 & 13	6.860%	279,149	09/01/12	42,912	**37,021**	37,801
Interstate Distribution Center – Jacksonville	5.640%	31,645	01/01/13	6,964	**4,830**	4,934
Broadway V, 35th Avenue, Sunbelt, Beltway I, Lockwood, Northwest Point, Techway Southwest I and World Houston 10, 11 & 14	4.750%	259,403	09/05/13	44,044	**42,163**	43,245
Kyrene Distribution Center I	9.000%	11,246	07/01/14	2,334	**740**	805
World Houston 17, Kirby, Americas Ten I, Shady Trail, Palm River North I, II & III and Westlake I & II[2]	5.680%	143,420	10/10/14	29,794	**30,236**	30,300
Chamberlain, Lake Pointe, Techway Southwest II and World Houston 19 & 20	4.980%	256,952	12/05/15	23,401	**37,832**	39,000
Huntwood and Wiegman Distribution Centers	5.680%	265,275	09/05/16	23,973	**37,743**	–
Alamo Downs, Arion 1–15 & 17, Rampart I, II & III, Santan 10 and World Houston 16	5.970%	557,467	11/05/16	62,515	**77,831**	–
Blue Heron Distribution Center II	5.390%	16,176	02/29/20	5,609	**1,832**	1,927
				$ 433,060	**417,440**	346,961

(1) The Tower Automotive mortgage has a variable interest rate based on the one–month LIBOR. EastGroup has an interest rate swap agreement that fixes the rate at 4.03% for the 8–year term. Interest and related fees result in an annual effective interest rate of 5.3%. Semiannual principal payments are made on this note; interest is paid monthly. (See Note 6.) The principal amounts of these payments increase incrementally as the loan approaches maturity.
(2) Interest only was paid on this note until November 2006.

The Company currently intends to repay its debt service obligations, both in the short– and long–term, through its operating cash flows, borrowings under its lines of credit, proceeds from new mortgage debt and/or proceeds from the issuance of equity instruments. Principal payments due during the next five years as of December 31, 2006 are as follows:

Years Ending December 31,	*(In thousands)*
2007	$ 26,555
2008	12,967
2009	43,157
2010	11,680
2011	77,908

(8) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

A summary of the Company's Accounts Payable and Accrued Expenses follows:

	December 31,	
	2006	*2005*
	(In thousands)	
Property taxes payable	**$ 8,235**	8,224
Development costs payable	**6,504**	2,777
Dividends payable	**2,839**	2,363
Other payables and accrued expenses	**15,011**	9,577
	$ 32,589	22,941

(9) COMMON STOCK ACTIVITY

The following table presents the common stock activity for the three years ended December 31, 2006:

	Years Ended December 31,		
	2006	*2005*	*2004*
		Common Shares	
Shares outstanding at beginning of year	**22,030,682**	21,059,164	20,853,780
Common stock offerings	**1,437,500**	860,000	–
Stock options exercised	**118,269**	72,415	167,380
Dividend reinvestment plan	**6,236**	8,279	10,247
Incentive restricted stock granted	**118,334**	33,446	36,767
Incentive restricted stock forfeited	**(3,756)**	(3,396)	(9,010)
Director incentive restricted stock granted	**–**	481	–
Director common stock awarded	**3,402**	1,200	–
Restricted stock withheld for tax obligations	**(9,392)**	(907)	–
Shares outstanding at end of year	**23,701,275**	22,030,682	21,059,164

Common Stock Issuances

On September 13, 2006, EastGroup closed on the sale of 1,437,500 shares of its common stock. The net proceeds from the offering of the shares were approximately $68,112,000 after deducting the underwriting discount and other offering expenses.

On March 31, 2005, EastGroup closed the sale of 800,000 shares of its common stock. On May 2, 2005, the underwriter closed on the exercise of a portion of its over–allotment option and purchased 60,000 additional shares. Total net proceeds from the offering of the shares were $31,597,000 after deducting the underwriting discount and other offering expenses.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan that allows stockholders to reinvest cash distributions in new shares of the Company.

Common Stock Repurchase Plan

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. Under the common stock repurchase plan, the Company has purchased a total of 827,700 shares for $14,170,000 (an average of $17.12 per share) with 672,300 shares still authorized for repurchase. The Company has not repurchased any shares under this plan since 2000.

Shareholder Rights Plan

In December 1998, EastGroup adopted a Shareholder Rights Plan (the Plan) designed to enhance the ability of all of the Company's stockholders to realize the long–term value of their investment. Under the Plan, Shareholder Rights (Rights) were distributed as a dividend on each share of Common Stock (one Right for each share of Common Stock) held as of the close of business on December 28, 1998. A Right was also delivered with all shares of Common Stock issued after December 28, 1998. The Rights will expire at the close of business on December 3, 2008.

Each whole Right will entitle the holder to buy one one-thousandth (1/1000) of a newly issued share of EastGroup's Series C Preferred Stock at an exercise price of $70.00. The Rights attach to and trade with the shares of the Company's Common Stock. No separate Rights Certificates will be issued unless an event triggering the Rights occurs. The Rights will detach from the Common Stock and will initially become exercisable for shares of Series C Preferred Stock if a person or group acquires beneficial ownership of, or commences a tender or exchange offer which would result in such person or group beneficially owning, 15% or more of EastGroup's Common Stock, except through a tender or exchange offer for all shares which the Board determines to be fair and otherwise in the best interests of EastGroup and its shareholders. The Rights will also detach from the Common Stock if the Board determines that a person holding at least 9.8% of EastGroup's Common Stock intends to cause EastGroup to take certain actions adverse to it and its shareholders or that such holder's ownership would have a material adverse effect on EastGroup.

On December 20, 2004, EastGroup amended the Plan to require a committee comprised entirely of independent directors to review and evaluate the Plan to consider whether the maintenance of the Plan continues to be in the interest of the Company, its stockholders and other relevant constituencies of the Company at least every three years.

If any person becomes the beneficial owner of 15% or more of EastGroup's Common Stock and the Board of Directors does not within 10 days thereafter redeem the Rights, or a 9.8% holder is determined by the Board to be an adverse person, each Right not owned by such person or related parties will then enable its holder to purchase, at the Right's then-current exercise price, EastGroup Common Stock (or, in certain circumstances as determined by the Board, a combination of cash, property, common stock or other securities) having a value of twice the Right's exercise price.

Under certain circumstances, if EastGroup is acquired in a merger or similar transaction with another person, or sells more than 50% of its assets, earning power or cash flow to another entity, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other entity having a value of twice the Right's exercise price.

EastGroup will generally be entitled to redeem the Rights at $0.0001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired, or until the Board has determined a 9.8% holder to be an adverse person. Prior to such time, the Board of Directors may extend the redemption period.

(10) STOCK-BASED COMPENSATION

The Company adopted SFAS No. 123 (Revised 2004) (SFAS No. 123R), *Share-Based Payment*, on January 1, 2006. The new rule requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements and that the cost be measured on the fair value of the equity or liability instruments issued. The Company's adoption of SFAS No. 123R had no material impact on its overall financial position or results of operations. Prior to the adoption of SFAS No. 123R, the Company adopted the fair value recognition provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation*, prospectively to all awards granted, modified, or settled after January 1, 2002.

Management Incentive Plan

The Company has a management incentive plan which was approved by the shareholders and adopted in 2004 (the 2004 Plan), which authorizes the issuance of up to 1,900,000 shares of common stock to employees in the form of options, stock appreciation rights, restricted stock (limited to 570,000 shares), deferred stock units, performance shares, stock bonuses, and stock. Total shares available for grant were 1,751,796; 1,865,572; and 1,898,945 at December 31, 2006, 2005 and 2004, respectively. Typically, the Company issues new shares to fulfill stock grants or upon the exercise of stock options.

Stock-based compensation expense was $2,788,000, $2,021,000 and $1,255,000 for 2006, 2005 and 2004, respectively, of which $768,000, $455,000 and $297,000 were capitalized as part of the Company's development costs for the respective years.

Restricted Stock

The purpose of the restricted stock plan is to act as a retention device since it allows participants to benefit from dividends on shares as well as potential stock appreciation. Vesting occurs over nine years from the date of the grant for grants subject to service only. Restricted stock is granted to executives upon the satisfaction of annual performance goals and multi-year market goals with vesting over one to seven years. Under the modified prospective application method, the Company continues to recognize compensation expense on a straight-line basis over the service period for awards that precede the adoption of SFAS No. 123R. The expense for performance-based awards after January 1, 2006 is determined using the graded vesting attribution method which recognizes each separate vesting portion of the award as a separate award on a straight-line basis over the requisite service period. This method accelerates the expensing of the award compared to the straight-line method. The expense for market-based awards after January 1, 2006 and awards that only require service are expensed on a straight-line basis over the requisite service periods.

The total compensation expense for service and performance based awards is based upon the fair market value of the shares on the grant date, adjusted for estimated forfeitures. The grant date fair value for awards that are subject to a market condition was determined using a simulation pricing model developed to specifically accommodate the unique features of the awards.

In the second quarter of 2006, the Company granted shares contingent upon the attainment of certain annual performance goals and multi-year market conditions. At December 31, 2006, the estimated number of shares to be awarded under the annual performance goals was 37,258 at a weighted average grant date fair value of $43.83 per share to be vested over five years. The weighted average grant date fair value for shares to be awarded under the multi-year market conditions was $26.34 per target share with a total cost of approximately $2.1 million. These shares will vest over four years following a three-year performance measurement period which ends on December 31, 2008. Compensation costs related to these grants are included in stock-based compensation expense for the year ended December 31, 2006.

During the restricted period for awards not subject to contingencies, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. For shares subject to contingencies, dividends are accrued based upon the number of shares expected to vest. Share certificates and dividends are delivered to the employee as they vest. As of December 31, 2006, there was $3,054,000 of unrecognized compensation cost related to nonvested restricted stock compensation that is expected to be recognized over a weighted average period of 2.22 years.

Following is a summary of the total restricted shares granted, forfeited and delivered to employees with the related weighted average grant date fair value share prices for 2006, 2005 and 2004. The table does not include the shares granted in 2006 that are contingent on performance goals or market conditions. Of the shares that vested in 2006 and 2005, 9,392 shares and 907 shares, respectively, were withheld by the Company to satisfy the tax obligations for those employees who elected this option as permitted under the applicable equity plan. The fair value of shares that were granted during 2006, 2005 and 2004 was $494,000, $1,008,000 and $1,125,000 respectively. As of the vesting date, the fair value of shares that vested during 2006, 2005 and 2004 was $4,849,000, $2,415,000, and $224,000, respectively.

Restricted Stock Activity:	*Years Ended December 31,*					
	2006		*2005*		*2004*	
	Shares	*Weighted Average Grant Date Fair Value*	*Shares*	*Weighted Average Grant Date Fair Value*	*Shares*	*Weighted Average Grant Date Fair Value*
Nonvested at beginning of year	**177,444**	**$ 23.01**	204,348	$ 22.25	183,100	$ 21.01
Granted [1]	**118,334**	**38.12**	33,446	30.15	36,767	30.59
Forfeited	**(3,756)**	**22.07**	(3,396)	22.94	(9,010)	27.31
Vested	**(95,351)**	**30.15**	(56,954)	24.50	(6,509)	27.30
Nonvested at end of year	**196,671**	**28.66**	177,444	23.01	204,348	22.25

(1) Includes shares granted in prior years for which performance conditions have been satisfied and the number of shares have been determined.

Following is a vesting schedule of the total nonvested shares as of December 31, 2006:

Nonvested Shares Vesting Schedule	*Number of Shares*
2007	88,488
2008	73,813
2009	34,370
Total Nonvested Shares	196,671

Employee Stock Options

The Company has not granted stock options to employees since 2002. Outstanding employee stock options vested equally over a two–year period; accordingly, all options are now vested. The intrinsic value realized by employees from the exercise of options during 2006, 2005 and 2004 was $3,641,000, $758,000 and $2,635,000 respectively. Following is a summary of the total employee stock options granted, forfeited, exercised and expired with related weighted average exercise share prices for 2006, 2005 and 2004.

Stock Option Activity:	*Years Ended December 31,*					
	2006		*2005*		*2004*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**251,075**	**$ 19.80**	286,740	$ 19.85	432,370	$ 18.39
Granted	**–**	**–**	–	–	–	–
Forfeited	**–**	**–**	–	–	–	–
Exercised	**(116,019)**	**18.29**	(34,665)	20.11	(145,630)	15.58
Expired	**–**	**–**	(1,000)	24.40	–	–
Outstanding at end of year	**135,056**	**21.10**	251,075	19.80	286,740	19.85
Exercisable at end of year	**135,056**	**$ 21.10**	251,075	$ 19.80	286,740	$ 19.85

Employee outstanding stock options at December 31, 2006, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Intrinsic Value*
$ 18.50–25.30	135,056	2.0 years	$ 21.10	$4,426,000

Directors Equity Plan

The Company has a directors equity plan that was approved by shareholders and adopted in 2005 (the 2005 Plan), which authorizes the issuance of up to 50,000 shares of common stock through awards of shares and restricted shares granted to nonemployee directors of the Company. The 2005 Plan replaced prior plans under which directors were granted stock option awards. Outstanding grants under prior plans will be fulfilled under those plans.

In 2005, 1,200 common shares of stock were issued to directors. In addition, 481 shares of restricted stock at $41.57 were granted, of which 120 shares were vested as of December 31, 2006. The restricted stock vests 25% per year for four years. As of December 31, 2006, there was $12,000 of unrecognized compensation cost related to nonvested restricted stock compensation that is expected to be recognized over a weighted average period of 2.50 years. In 2006, 3,402 common shares of stock were issued to directors. There were 44,917 shares available for grant under the 2005 Plan at December 31, 2006.

Stock–based compensation expense for directors was $105,000, $27,000 and $1,000 for 2006, 2005 and 2004, respectively. The intrinsic value realized by directors from the exercise of options was $70,000, $670,000 and $402,000 for 2006, 2005 and 2004, respectively.

Following is a summary of the total director stock options granted, exercised and expired with related weighted average exercise share prices for 2006, 2005 and 2004.

Stock Option Activity:	*Years Ended December 31,*					
	2006		*2005*		*2004*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**53,750**	**$ 22.58**	91,500	$ 22.12	113,250	$ 20.73
Granted	–	–	–	–	–	–
Forfeited	–	–	–	–	–	–
Exercised	**(2,250)**	**14.58**	(37,750)	21.47	(21,750)	14.87
Expired	–	–	–	–	–	–
Outstanding at end of year	**51,500**	**22.93**	53,750	22.58	91,500	22.12
Exercisable at end of year	**51,500**	**$ 22.93**	53,750	$ 22.58	91,500	$ 22.12
Available for grant at end of year	–	–	–	–	88,500	–

Director outstanding stock options at December 31, 2006, all exercisable:

Exercise Price Range	*Number*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Intrinsic Value*
$ 19.38–26.60	51,500	4.12 years	$ 22.93	$1,593,000

(11) PREFERRED STOCK

Series D 7.95% Cumulative Redeemable Preferred Stock

In July 2003, EastGroup sold 1,320,000 shares of 7.95% Series D Cumulative Redeemable Preferred Stock at $25.00 per share in a direct placement. The preferred stock is redeemable by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after July 2, 2008. The preferred stock has no stated maturity, sinking fund or mandatory redemption and is not convertible into any other securities of the Company.

The Company declared dividends of $1.9876 per share for Series D Preferred for each of the years 2006, 2005 and 2004.

(12) COMPREHENSIVE INCOME

Comprehensive income is comprised of net income plus all other changes in equity from nonowner sources. The components of accumulated other comprehensive income (loss) for 2006, 2005 and 2004 are presented in the Company's Consolidated Statements of Changes in Stockholders' Equity and are summarized below.

	2006	*2005*	*2004*
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):		*(In thousands)*	
Balance at beginning of year	**$ 311**	14	(30)
Change in fair value of interest rate swap	**3**	297	44
Balance at end of year	**$ 314**	311	14

(13) EARNINGS PER SHARE

The Company applies SFAS No. 128, *Earnings Per Share,* which requires companies to present basic EPS and diluted EPS. Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

	2006	*2005*	*2004*
BASIC EPS COMPUTATION		*(In thousands)*	
Numerator–net income available to common stockholders	**$ 26,610**	19,567	20,703
Denominator–weighted average shares outstanding	**22,372**	21,567	20,771
DILUTED EPS COMPUTATION			
Numerator–net income available to common stockholders	**$ 26,610**	19,567	20,703
Denominator:			
Weighted average shares outstanding	**22,372**	21,567	20,771
Common stock options	**143**	171	193
Nonvested restricted stock	**177**	154	124
Total Shares	**22,692**	21,892	21,088

(14) QUARTERLY RESULTS OF OPERATIONS – UNAUDITED

	2006 Quarter Ended				*2005 Quarter Ended*			
	Mar 31	***Jun 30***	***Sep 30***	***Dec 31***	*Mar 31*	*Jun 30*	*Sep 30*	*Dec 31*
	(In thousands, except per share data)							
Revenues	**$ 32,293**	**32,866**	**34,061**	**34,658**	29,271	30,263	30,791	31,495
Expenses	**(27,559)**	**(27,564)**	**(28,380)**	**(27,993)**	(24,822)	(25,670)	(25,586)	(27,091)
Income from continuing operations	**4,734**	**5,302**	**5,681**	**6,665**	4,449	4,593	5,205	4,404
Income from discontinued operations	**1,427**	**274**	**239**	**4,912**	1,087	1,295	642	516
Net income	**6,161**	**5,576**	**5,920**	**11,577**	5,536	5,888	5,847	4,920
Preferred dividends	**(656)**	**(656)**	**(656)**	**(656)**	(656)	(656)	(656)	(656)
Net income available to common stockholders	**$ 5,505**	**4,920**	**5,264**	**10,921**	4,880	5,232	5,191	4,264
BASIC PER SHARE DATA								
Net income available to common stockholders	**$ .25**	**.22**	**.24**	**.47**	.23	.24	.24	.20
Weighted average shares outstanding	**21,881**	**21,932**	**22,235**	**23,425**	20,891	21,755	21,799	21,811
DILUTED PER SHARE DATA								
Net income available to common stockholders	**$ .25**	**.22**	**.23**	**.46**	.23	.24	.23	.19
Weighted average shares outstanding	**22,208**	**22,237**	**22,553**	**23,749**	21,196	22,073	22,130	22,147

The above quarterly earnings per share calculations are based on the weighted average number of common shares outstanding during each quarter for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each quarter for diluted earnings per share. The annual earnings per share calculations in the Consolidated Statements of Income are based on the weighted average number of common shares outstanding during each year for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each year for diluted earnings per share.

(15) DEFINED CONTRIBUTION PLAN

EastGroup maintains a 401(k) plan for its employees. The Company makes matching contributions of 50% of the employee's contribution (limited to 10% of compensation as defined by the plan) and may also make annual discretionary contributions. The Company's total expense for this plan was $378,000, $387,000 and $332,000 for 2006, 2005 and 2004, respectively.

(16) LEGAL MATTERS

The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business or which is expected to be covered by the Company's liability insurance.

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2006 and 2005. SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2006		*2005*	
	Carrying Amount	*Fair Value*	*Carrying Amount*	*Fair Value*
	(In thousands)			
Financial Assets				
Cash and cash equivalents	**$ 940**	**940**	1,915	1,915
Interest rate swap	**314**	**314**	311	311
Financial Liabilities				
Mortgage notes payable	**417,440**	**421,271**	346,961	357,034
Notes payable to banks	**29,066**	**29,066**	116,764	116,764

Carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions, except as indicated in the notes below.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and Cash Equivalents: The carrying amounts approximate fair value because of the short maturity of those instruments.

Interest Rate Swap: The fair value of the interest rate swap is the amount at which it could be settled, based on estimates obtained from the counterparty. The interest rate swap is shown under *Other Assets* on the consolidated balance sheets.

Mortgage Notes Payable: The fair value of the Company's mortgage notes payable is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

Notes Payable to Banks: The carrying amounts approximate fair value because of the variable rates of interest on the debt.

(18) SUBSEQUENT EVENTS

In January 2007, EastGroup purchased three buildings (181,000 square feet) in Charlotte for $9.3 million and a 60,000 square foot building in Dallas for $2.9 million. In addition, subsequent to December 31, 2006, the Company was under contract to purchase four buildings (456,000 square feet) in Charlotte for $21.1 million, four buildings (231,000 square feet) in San Antonio for $10.6 million and a 67,000 square foot building in Denver for $4.1 million.

(19) RELATED PARTY TRANSACTIONS

EastGroup and Parkway Properties, Inc. equally share the services and expenses of the Company's Chairman of the Board of Directors. These services and expenses include rent for office and storage space, administrative costs, insurance benefits, and entertainment and travel expenses. EastGroup and Parkway each pay a separate salary to the Chairman.

EastGroup also leases 12,000 square feet of space for its executive offices in Jackson, Mississippi in a building owned by Parkway.

GLOSSARY OF REIT TERMS

Listed below are definitions of commonly used real estate investment trust (REIT) industry terms. For additional information on REITs, please see the National Association of Real Estate Investment Trusts (NAREIT) web site at www.nareit.com.

Real Estate Investment Trust: A company that owns and, in most cases, operates income–producing real estate such as apartments, shopping centers, offices, hotels and warehouses. Some REITs also engage in financing real estate. The shares of most REITs are freely traded, usually on a major stock exchange.

To qualify as a REIT, a company must distribute at least 90 percent of its taxable income to its shareholders annually. A company that qualifies as a REIT is permitted to deduct dividends paid to its shareholders from its corporate taxable income. As a result, most REITs remit at least 100 percent of their taxable income to their shareholders and therefore owe no corporate federal income tax. Taxes are paid by shareholders on the dividends received. Most states honor this federal treatment and also do not require REITs to pay state income tax.

Industrial Properties: Generally consisting of four concrete walls tilted up on a slab of concrete with a roof that holds it all together. An internal office component is then added. Business uses include warehousing, distribution, light manufacturing and assembly, research and development, showroom, office, or a combination of some or all of the aforementioned.

Property Net Operating Income (PNOI): Income from real estate operations less property operating expenses (before interest expense and depreciation and amortization).

EBITDA: Earnings before interest, taxes, depreciation and amortization.

Funds From Operations (FFO): The most commonly accepted reporting measure of a REIT's operating performance. It is equal to a REIT's net income (loss) determined in accordance with generally accepted accounting principles, excluding gains or losses from sales of depreciable property, adding back real estate depreciation and amortization, and adjusting for unconsolidated partnerships and joint ventures.

Total Return: A stock's dividend income plus capital appreciation over a specified period as a percentage of the stock price at the beginning of the period.

Straight–Lining: The process of averaging the customer's rent payments over the life of the lease. Generally accepted accounting principles require real estate companies to "straight–line" rents.

Debt–to–Total Market Capitalization Ratio: A ratio calculated by dividing a company's debt by the total amount of a company's equity (at market value) and debt.

Percentage Leased: The percentage of total leasable square footage for which there is a signed lease, including month–to–month leases, as of the close of the reporting period. Space is considered leased upon execution of the lease.

Percentage Occupied: The percentage of total leasable square footage for which the lease term has commenced as of the close of the reporting period.

Same Store Properties: Operating properties owned during the entire current period and prior year reporting period. Development properties are excluded until stabilized for both the current and prior year reporting periods.

Business Distribution Facility: A warehouse building with a ceiling clear height of 18 to 24 feet, a depth of 200 feet or less, and an office build–out of 10–25 percent.

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

I, David H. Hoster II, certify that:

1. I have reviewed this annual report on Form 10–K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 28, 2007



DAVID H. HOSTER II
Chief Executive Officer

Certification of Chief Financial Officer
EastGroup Properties, Inc.

I, N. Keith McKey, certify that:

1. I have reviewed this annual report on Form 10–K of EastGroup Properties, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 28, 2007



N. KEITH MCKEY
Chief Financial Officer

CERTIFICATIONS

Certification of Chief Executive Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David H. Hoster II, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



DAVID H. HOSTER II
Chief Executive Officer
February 28, 2007

Certification of Chief Financial Officer
EastGroup Properties, Inc.

In connection with the Annual Report of EastGroup Properties, Inc. (the "Company") on Form 10-K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, N. Keith McKey, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



N. KEITH MCKEY
Chief Financial Officer
February 28, 2007

SHAREHOLDER INFORMATION

Corporate Headquarters
300 One Jackson Place
188 East Capitol Street
Jackson, MS 39201
601-354-3555
601-352-1441 fax
www.eastgroup.net

Regional Offices

2966 Commerce Park Drive	2200 East Camelback Road	4220 World Houston Parkway
Suite 450	Suite 210	Suite 170
Orlando, FL 32819	Phoenix, AZ 85016	Houston, TX 77032
407-251-7075	602-840-8600	281-987-7200
407-854-7167 fax	602-840-8602 fax	281-987-7207 fax

Registrar and Transfer Agent
Shareholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact EastGroup's transfer agent:
Computershare Trust Company, N.A.
Post Office Box 43069
Providence, RI 02940-3069
800-446-2617 (U.S. and Canada)
781-575-2723 (Outside U.S. and Canada)
800-952-9245/781-575-2692 (Hearing Impaired/Outside U.S. and Canada)
www.computershare.com

Dividend Reinvestment Plan
EastGroup Properties Dividend Reinvestment Plan is a simple and convenient way to buy shares of EastGroup Properties common stock by reinvesting dividends without a brokerage commission. If you hold common stock shares registered in your name, questions pertaining to the Plan should be directed to the Transfer Agent. If your common stock shares are not registered in your name but held in your brokerage account, contact your brokerage firm or other nominee for more information.

Annual Meeting
The annual shareholders meeting of EastGroup Properties will be held at 9:00 a.m. (CDT) on Wednesday, May 30, 2007, at the EastGroup offices in Jackson, Mississippi.

Auditors
KPMG LLP
1100 One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Legal Counsel
Jaeckle Fleischmann & Mugel, LLP
Twelve Fountain Plaza
Buffalo, NY 14202

Stock Market Information

EGP
LISTED
NYSE

New York Stock Exchange (NYSE)
Ticker Symbol: EGP

Member


REIT
NAREIT

National Association of Real Estate Investment Trusts

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Company's Secretary, Post Office Box 22728, Jackson, MS 39225-2728.

OFFICERS

(left to right)

Bruce Corkern, CPA
Senior Vice President, Chief Accounting Officer and Controller

Brent W. Wood
Senior Vice President

William D. Petsas
Senior Vice President

David H. Hoster II
President and Chief Executive Officer

N. Keith McKey, CPA
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

John F. Coleman
Senior Vice President

Bill Gray, CPA
Vice President

Chris Segrest
Vice President

Mary L. McNair, CPA
Vice President and Assistant Controller

Michael P. Sacco, III
Vice President

Jann W. Puckett
Vice President

John E. Travis
Vice President

Anthony A. Rufrano
Vice President





DIRECTORS

D. Pike Aloian New York, NY; Director since 1999; Managing Director of Rothschild Realty, Inc.

H.C. Bailey, Jr. Jackson, MS; Director since 1980; Chairman and President, H.C. Bailey Company (real estate development and investment)

Hayden C. Eaves III Pasadena, CA; Director since 2002; Private Real Estate Investor

Fredric H. Gould New York, NY; Director since 1998; General Partner, Gould Investors LP

David H. Hoster II Jackson, MS; President and Director since 1993; Chief Executive Officer since 1997

Mary E. McCormick Columbus, Ohio; Director since 2005; Consultant

David M. Osnos Washington, D.C.; Director since 1993; Of Counsel of the law firm of Arent Fox PLLC

Leland R. Speed Jackson, MS; Director since 1978; Chief Executive Officer from 1983 to 1997, Chairman of the Board since 1983; Chairman of the Board, Parkway Properties, Inc.

END